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EXHIBIT (a)(1)(A)

        Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)

of

Advanced Medical Optics, Inc.

at

$22.00 Net Per Share

by

Rainforest Acquisition Inc.
a wholly-owned subsidiary of

Abbott Laboratories

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
CITY TIME, ON TUESDAY, FEBRUARY 24, 2009, UNLESS THE OFFER IS EXTENDED
(SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE "EXPIRATION DATE").

        Rainforest Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "AMO Common Stock"), and the associated preferred stock purchase rights (together with the AMO Common Stock, the "Shares"), of Advanced Medical Optics, Inc., a Delaware corporation ("AMO"), at a price of $22.00 per Share (the "Offer Price"), net to the seller in cash (without interest and subject to any required withholding taxes), upon the terms and subject to the conditions set forth in this offer to purchase, dated January 27, 2009 (as it may be amended or supplemented from time to time, this "Offer to Purchase"), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal," and together with this Offer to Purchase, the "Offer").

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 11, 2009 (as it may be amended or supplemented from time to time, the "Merger Agreement"), by and among Abbott, the Purchaser, and AMO. The Merger Agreement provides, among other things, that following completion of the Offer and subject to certain conditions, the Purchaser will merge with and into AMO (the "Merger"), with AMO continuing as the surviving corporation and a wholly-owned subsidiary of Abbott.

        The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below) and (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the issuance of a merger control clearance pursuant to Council Regulation (EC) No. 139/2004 of the Council of the European Union (the "EC Merger Regulation"). The term "Minimum Condition" is defined in Section 14—"Conditions of the Offer" of this Offer to Purchase and generally requires that the number of Shares validly tendered and not properly withdrawn prior to the Expiration Date, together with the number of Shares then owned by Abbott or the Purchaser, represents at least a majority of all outstanding voting securities of AMO (determined on a fully diluted basis). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 14—"Conditions of the Offer." The Offer is not conditioned upon Abbott or the Purchaser obtaining financing.

        The board of directors of AMO has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of AMO and the stockholders of AMO, (ii) approved and declared advisable the Merger Agreement and the Support Agreements (as defined herein) and the transactions contemplated by the Merger Agreement and the Support Agreements, including the Offer and the Merger, and (iii) recommended that the stockholders of AMO accept the Offer and tender their Shares to the Purchaser in the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger.

IMPORTANT

        Any stockholder of AMO wishing to tender Shares in the Offer must, prior to the Expiration Date, either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and all other required documents to Computershare Trust Company, N.A. (the "Depositary") together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of this Offer to Purchase or (ii) request the AMO stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the tender of Shares to the Purchaser. A stockholder of AMO whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if such stockholder wishes to tender those Shares.

        Any stockholder of AMO that wishes to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the Expiration Date or that cannot comply with the procedures for book-entry transfer on a timely basis may tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of this Offer to Purchase.

        Questions and requests for assistance may be directed to Georgeson Inc., the Information Agent, or Morgan Stanley & Co. Incorporated, the Dealer Manager, at their respective addresses and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery (the "Notice of Guaranteed Delivery") and other related materials may be obtained from the Information Agent or the Dealer Manager. Stockholders of AMO also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Dealer Manager for the Offer is:	The Information Agent for the Offer is:
MORGAN STANLEY	Georgeson Inc.
1585 Broadway New York, New York 10036 Toll-Free: (866) 880-5071 Collect: (212) 761-3001	199 Water Street, 26th Floor New York, New York 10038 Banks and Brokerage Firms, Please Call: (212) 440-9800 Stockholders and All Others Call Toll-Free: (866) 873-6989
January 27, 2009

TABLE OF CONTENTS

		Page
Summary Term Sheet		ii
Introduction		1
The Tender Offer		4
1.	Terms of the Offer	4
2.	Acceptance for Payment and Payment for Shares	6
3.	Procedures for Accepting the Offer and Tendering Shares	7
4.	Withdrawal Rights	10
5.	Material United States Federal Income Tax Consequences	11
6.	Price Range of the Shares; Dividends	12
7.	Possible Effects of the Offer on the Market for the Shares; New York Stock Exchange Listing; Exchange Act Registration; Margin Regulations	13
8.	Certain Information Concerning AMO	14
9.	Certain Information Concerning Abbott and the Purchaser	16
10.	Background of the Offer; Past Contacts or Negotiations with AMO	17
11.	Purpose of the Offer; the Merger Agreement; the Support Agreements; the Employment and Retention Agreement; the Nondisclosure Agreement; the Personal Data Transfer Agreement; Statutory Requirements; Appraisal Rights; "Going Private" Transactions; Plans for AMO; Recent Developments Relating to AMO	25
12.	Source and Amount of Funds	47
13.	Dividends and Distributions	48
14.	Conditions of the Offer	48
15.	Legal Matters; Required Regulatory Approvals	50
16.	Fees and Expenses	52
17.	Miscellaneous	53
Schedule I		55
Directors and Executive Officers of Abbott		55
Directors and Executive Officers of the Purchaser		63

i

 SUMMARY TERM SHEET

        The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety.

Securities Sought:	All of the outstanding shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights, of AMO.
Offer Price Per Share:	$22.00, net to the seller in cash, without interest thereon and subject to any required withholding taxes.
Scheduled Expiration Date:	12:00 midnight, New York City time, on Tuesday, February 24, 2009.
Purchaser:	Rainforest Acquisition Inc., a wholly-owned subsidiary of Abbott Laboratories.
Minimum Condition:
The number of Shares validly tendered and not properly withdrawn prior to the Expiration Date, together with the number of Shares then owned by Abbott or the Purchaser, must represent at least a majority of all outstanding voting securities of AMO (determined on a fully diluted basis).
Recommendation of the AMO Board of Directors:	The AMO board of directors has unanimously recommended that the stockholders of AMO accept the Offer and tender their Shares to the Purchaser in the Offer.

Who is offering to buy my securities?

        We are Rainforest Acquisition Inc., a Delaware corporation formed for the purpose of making this Offer. We are a wholly-owned subsidiary of Abbott Laboratories, an Illinois corporation. Unless the context indicates otherwise, in this Offer to Purchase we use the terms "us," "we" and "our" to refer to Rainforest Acquisition Inc. and, where appropriate, Abbott Laboratories. We use the term "Abbott" to refer to Abbott Laboratories alone, the term "Purchaser" to refer to Rainforest Acquisition Inc. alone and the term "AMO" to refer to Advanced Medical Optics, Inc., a Delaware corporation. See the "Introduction" to this Offer to Purchase and Section 9—"Certain Information Concerning Abbott and the Purchaser."

What are the classes and amounts of securities sought in the Offer?

        We are offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights, of AMO on the terms and subject to the conditions set forth in this Offer to Purchase. See the "Introduction" to this Offer to Purchase and Section 1—"Terms of the Offer."

How much are you offering to pay? Will I have to pay any fees or commissions?

        We are offering to pay $22.00 per Share, net to you in cash, without interest and subject to any required withholding taxes. If you are a stockholder of AMO who has Shares registered in your name and you tender directly to the Depositary, you will not be charged brokerage fees or commissions. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee or commission for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase and Section 1—"Terms of the Offer."

Do you have the financial resources to make payment?

        Yes. Abbott, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and to provide funding for our acquisition of the remaining Shares in the Merger, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon Abbott or the Purchaser obtaining financing. Abbott will obtain the necessary funds from cash on hand at the Expiration Date. See Section 12—"Source and Amount of Funds."

Is your financial condition relevant to my decision to tender my Shares in the Offer?

        No. We do not think our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

  •
  the Offer is being made for all outstanding Shares solely for cash;

  •
  we, through our parent company, Abbott, will have sufficient funds and financial resources available to purchase all Shares validly tendered in the Offer or acquired in the Merger;

  •
  the Offer is not subject to any financing condition; and

  •
  if we consummate the Offer, we will acquire any remaining Shares for the same cash price in the Merger.

        See Section 12—"Source and Amount of Funds."

How long do I have to decide whether to tender my Shares in the Offer?

        You will have at least until the Expiration Date to tender your Shares in the Offer. The Expiration Date is 12:00 midnight, New York City time, on Tuesday, February 24, 2009 (which is the end of the day on February 24, 2009), unless we extend the period of time for which the initial offering period of the Offer is open, in which case the Expiration Date will be the time and date at which the initial offering period of the Offer, as so extended, will expire. If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Sections 1—"Terms of the Offer" and 3—"Procedures for Accepting the Offer and Tendering Shares."

Can the Offer be extended and under what circumstances?

        Yes. We have agreed in the Merger Agreement that:

  •
  We may, without the consent of AMO, extend the Offer for such period as we determine if, on or prior to the then scheduled Expiration Date, any of the conditions to the Offer set forth in Section 14—"Conditions of the Offer" of this Offer to Purchase are not satisfied or waived. However, such extension will be in increments of no more than ten business days if all of the conditions to the Offer other than the Minimum Condition (as defined in Section 14—"Conditions of the Offer") have been satisfied or waived at such Expiration Date.

  •
  Subject to our right to terminate the Merger Agreement, we must extend the Offer for successive periods of up to ten business days each, the length of each such period to be determined by us in our sole discretion, if, on or prior to the then scheduled Expiration Date, any of the conditions to the Offer have not been satisfied or waived by Abbott or the Purchaser. However, we will not be required to extend the Offer (i) beyond July 31, 2009 or (ii) after AMO delivers, or is required to deliver, to Abbott a notice with respect to an Acquisition Proposal that has been received by AMO, its subsidiaries, or a representative of AMO (as described under Section 11(b)—"The Merger Agreement—Fiduciary Right of Termination" of this Offer to Purchase) except to the extent that prior to such Expiration Date (a) the Acquisition Proposal giving rise to such notice has been withdrawn or the AMO board of directors has rejected the Acquisition Proposal, (b) the AMO board of directors has reconfirmed its recommendation of the Offer, and (c) the withdrawal or rejection of such Acquisition Proposal and the reconfirmation of the recommendation of the Offer by the AMO board of directors have been publicly announced by AMO.

  •
  We also must extend the Expiration Date for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the Securities and Exchange Commission (the "SEC") or its staff or the New York Stock Exchange (the "NYSE").

    Following our acceptance and payment for Shares tendered in the Offer, we may, in order to enable us to acquire 90% of the Shares then outstanding (determined on a fully diluted basis), provide for a subsequent offering period (and one or more extensions thereof) of three to 20 business days as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended, during which stockholders of AMO may tender, but not withdraw, their Shares and receive the Offer Price.

See Section 1—"Terms of the Offer" of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

        If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the Depositary for the Offer, of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1—"Terms of the Offer."

        If we elect to provide or extend any subsequent offering period, a public announcement of such period or extension will be made not later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date of the Offer or the date of termination of any prior subsequent offering period.

What are the most significant conditions to the Offer?

        The Offer is conditioned upon, among other things:

  •
  satisfaction of the Minimum Condition, which requires that the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer, together with the number of Shares then owned by us, represents at least a majority of all outstanding voting securities of AMO (determined on a fully diluted basis);

  •
  the expiration or termination of the applicable waiting period under the HSR Act and the issuance of a merger control clearance pursuant to the EC Merger Regulation by the Commission of the European Communities; and

  •
  a Company Material Adverse Effect (as defined in Section 14—"Conditions of the Offer" of this Offer to Purchase) having not occurred since the date of the Merger Agreement.

        The Offer is also subject to a number of other conditions described in this Offer to Purchase. We can waive some of these conditions without AMO's consent. We cannot, however, waive the Minimum

Condition or make certain other changes in the Offer without the consent of AMO. See Section 14—"Conditions of the Offer." The Offer is not conditioned upon Abbott or the Purchaser obtaining financing.

How do I tender my Shares?

  •
  If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificates to the Depositary or follow the procedures described in this Offer to Purchase and the enclosed Letter of Transmittal. In either case, these materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and on pages 7 through 10 of this Offer to Purchase.

  •
  If you are a record holder but your stock certificate is not available or you cannot deliver your stock certificate to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call the Information Agent, Georgeson Inc., at (866) 873-6989 (Toll-Free) or the Dealer Manager, Morgan Stanley & Co. Incorporated, collect at (212) 761-3001 or toll-free at (866) 880-5071 for assistance. See pages 8 through 9 of this Offer to Purchase for further details.

  •
  If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, such broker, dealer, commercial bank, trust company or other nominee can tender your Shares on your behalf. You should contact the institution that holds your Shares for more information.

See Section 3—"Procedures for Accepting the Offer and Tendering Shares."

Until what time may I withdraw previously tendered Shares?

        You may withdraw Shares that you have previously tendered in the Offer at any time until the Offer has expired. In addition, unless we accepted your Shares for payment as provided in this Offer to Purchase, you may also withdraw such Shares at any time after March 27, 2009. No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 4—"Withdrawal Rights."

How do I withdraw previously tendered Shares?

        If, after tendering your Shares in the Offer, you decide that you do not want to accept the Offer, you can withdraw your Shares by delivering a written notice of withdrawal with the required information to the Depositary in writing before the Offer expires. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares, and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4—"Withdrawal Rights."

Have any stockholders previously agreed to tender their Shares?

        Yes. Each of (1) ValueAct Capital Master Fund, L.P., ValueAct Capital Master Fund III, L.P. and G. Mason Morfit and (2) James V. Mazzo, AMO's Chairman and Chief Executive Officer (collectively, the "Principal Stockholders"), entered into a tender and support agreement, dated as of January 11, 2009 (the "Support Agreements") with Abbott and the Purchaser. Under the Support Agreements, the Principal Stockholders have agreed to accept the Offer and to tender in the Offer all of the shares of

v

AMO Common Stock owned by them on the Expiration Date. As of January 11, 2009, the Principal Stockholders owned 8,932,456 Shares or approximately 12.5% of the outstanding Shares (on a fully diluted basis).

What does the AMO board of directors think of the Offer?

        The AMO board of directors has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of AMO and the stockholders of AMO, (ii) approved and declared advisable the Merger Agreement and the Support Agreements and the transactions contemplated by the Merger Agreement and the Support Agreements, including the Offer and the Merger, and (iii) recommended that the stockholders of AMO accept the Offer and tender their Shares to the Purchaser in the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger. A more complete description of the recommendation of the AMO board of directors is set forth in AMO's Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to the stockholders of AMO together with this Offer to Purchase. See the "Introduction" to this Offer to Purchase.

Will the Offer be followed by a merger?

        Yes, unless the conditions to the Merger are not satisfied or waived. If the number of Shares validly tendered and not properly withdrawn prior to the Expiration Date, together with the number of Shares then owned by Abbott or the Purchaser, represents at least a majority of all outstanding voting securities of AMO (determined on a fully diluted basis), and the other conditions to the Merger are satisfied or waived, the Purchaser will merge with and into AMO. If the Merger takes place, Abbott will own all of the Shares, and all of the remaining stockholders of AMO, other than AMO, Abbott, the Purchaser, any of their respective subsidiaries and any dissenting stockholders of AMO that properly exercise appraisal rights, will receive $22.00 per Share, in cash, without interest and subject to any required withholding taxes. See the "Introduction" to this Offer to Purchase. See also Section 11(b)—"The Merger Agreement" and Section 14—"Conditions of the Offer" for a description of the conditions to the Merger and the Offer.

If a majority of the Shares are tendered and accepted for payment, will AMO continue as a public company?

        No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, AMO will cease to be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the AMO common stock will cease to be eligible to be traded on the NYSE, there may not be an active public trading market for the AMO common stock, and AMO may cease to be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 7—"Possible Effects of the Offer on the Market for the Shares; New York Stock Exchange Listing; Exchange Act Registration; Margin Regulations."

What is the Top-Up Option and when could it be exercised?

        AMO has granted the Purchaser an irrevocable option (the "Top-Up Option"), exercisable once upon the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares (the "Top-Up Shares") equal to the lowest number of Shares that, when added to the number of Shares owned by Abbott, the Purchaser and their affiliates at the time of such exercise, will constitute one Share more than 90% of the outstanding Shares. The obligation of AMO to deliver the Top-Up Shares is subject to the condition that the Purchaser has accepted for payment all Shares validly tendered in the Offer and not properly withdrawn. The Top-Up Option is not exercisable for a number of Shares in excess of the number of authorized Shares available for issuance (giving effect to Shares reserved for issuance under AMO's equity plans as if such Shares were outstanding). The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Purchaser to effect a merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the stockholders of AMO would otherwise be assured because of Abbott's and the Purchaser's collective ownership of a majority of the Shares following completion of the Offer. See Section 11(b)—"The Merger Agreement" and Section 11(j)—"Plans for AMO."

If I decide not to tender, how will the Offer affect my Shares?

        If you decide not to tender your Shares in the Offer and the Merger occurs, you will subsequently receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without any interest being paid on such amount. Therefore, if the Merger takes place, and you do not validly exercise your appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the "DGCL"), the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you do validly exercise your appraisal rights, then you may receive the judicially determined fair value of your Shares in cash. If you decide not to tender your Shares in the Offer and we purchase the tendered Shares, but the Merger does not occur, you will remain an AMO stockholder. However, there may be so few remaining stockholders and publicly traded Shares that AMO's common stock may cease to be eligible to be traded on the NYSE or other securities exchanges and there may not be an active public trading market for AMO's common stock. Also, as described above, AMO may cease to be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the "Introduction" to this Offer to Purchase and Section 7—"Possible Effects of the Offer on the Market for the Shares; New York Stock Exchange Listing; Exchange Act Registration; Margin Regulations."

What is the market value of my Shares as of a recent date?

        The closing price for Shares reported on the NYSE Composite Tape was $8.85 per share on January 9, 2009, the last trading day before we announced the Merger Agreement, and $21.70 per share on January 23, 2009. Before deciding whether to tender, you should obtain a current market quotation for the Shares.

How will my outstanding options, restricted stock and restricted stock units be treated in the Offer and the Merger?

        Options to acquire Shares may not be tendered in the Offer. If you wish to tender Shares subject to options, you must first exercise your options (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received in the Offer. Under the Merger Agreement, at the effective time of the Merger, outstanding options to purchase Shares will be converted into options to purchase shares of common stock of Abbott. See Section 11(b)—"The Merger Agreement."

        Restricted stock units and shares of restricted stock may not be tendered in the Offer. Under the Merger Agreement, as of the date of purchase of Shares pursuant to the Offer, each unvested share of restricted stock and restricted stock unit will vest in full and will be settled for vested shares of AMO Common Stock in accordance with the terms of the applicable AMO equity plan, which shares of AMO Common Stock will be converted into the right to receive the Merger Consideration (as defined herein) at the effective time of the Merger.

What are the material United States federal income tax consequences of tendering my Shares?

        The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder of AMO that sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and such AMO stockholder's tax basis in the Shares sold or exchanged. You should consult your tax advisor about the tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of participating in the Offer in light of your particular circumstances. See pages 11 through 12 of this Offer to Purchase for further details.

Will I have the right to have my Shares appraised?

        Appraisal rights are not available in connection with the Offer, and stockholders of AMO who tender Shares in the Offer will not have appraisal rights in connection with the Merger. If the Merger is consummated, however, each stockholder of AMO whose Shares have not been purchased by the Purchaser pursuant to the Offer, and who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder's Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares. The value so determined could be higher or lower than the price per Share paid by us pursuant to the Offer. You should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under Section 262 of the DGCL.

        The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders of AMO desiring to exercise any available appraisal rights under Delaware law, and is qualified in its entirety by the full text of Section 262 of the DGCL. See Section 11(h)—"Appraisal Rights."

Who should I call if I have questions about the Offer? Where do I get additional copies of the Offer documents?

        You may call Georgeson Inc. at (866) 873-6989 (Toll-Free). Georgeson Inc. is acting as the Information Agent. You may also call Morgan Stanley & Co. Incorporated, collect at (212) 761-3001 or toll-free at (866) 880-5071. Morgan Stanley & Co. Incorporated is acting as the Dealer Manager. See the back cover of this Offer to Purchase.

To All Holders of Shares of Common Stock of Advanced Medical Optics, Inc.

INTRODUCTION

        Rainforest Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "AMO Common Stock"), and the associated preferred stock purchase rights issued in connection with the Rights Agreement, dated June 24, 2002, by and between Advanced Medical Optics, Inc., a Delaware corporation ("AMO"), and Mellon Investor Services, LLC (together with the AMO Common Stock, the "Shares"), of AMO, at a price of $22.00 per Share (the "Offer Price"), net to the seller in cash (without interest and subject to any required withholding taxes), upon the terms and subject to the conditions set forth in this offer to purchase, dated January 27, 2009 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal," and together with this Offer to Purchase, the "Offer"). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 11, 2009 (as it may be amended or supplemented from time to time, the "Merger Agreement"), by and among Abbott, the Purchaser and AMO, pursuant to which, following the completion of the Offer and subject to certain conditions, the Purchaser will merge with and into AMO (the "Merger"), with AMO continuing as the surviving corporation and a wholly-owned subsidiary of Abbott (the "Surviving Corporation").

        Tendering stockholders of AMO who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A., the Depositary, will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions. However, if a stockholder of AMO does not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal or otherwise establish an exemption, he or she may be subject to a required backup United States federal income tax withholding (currently at a rate of 28%) of the gross proceeds payable to such stockholder. See Section 3—"Procedures for Accepting the Offer and Tendering Shares." Abbott will pay all charges and expenses of the Depositary, Morgan Stanley & Co. Incorporated, the Dealer Manager, and Georgeson, Inc., the Information Agent, incurred in connection with the Offer. See Section 16—"Fees and Expenses."

        The AMO board of directors (the "AMO Board") has unanimously (a) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of AMO and the stockholders of AMO, (b) approved and declared advisable the Merger Agreement and the Support Agreements (as described below) and the transactions contemplated by the Merger Agreement and the Support Agreements, including the Offer and the Merger, and (c) recommended that the stockholders of AMO accept the Offer and tender their Shares to the Purchaser in the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger (the "AMO Board Recommendation").

        The Purchaser is not required to purchase any Shares unless (i) the number of Shares validly tendered and not properly withdrawn prior to the Expiration Date, together with the number of Shares then owned of record by Abbott or the Purchaser, represents at least a majority of all outstanding voting securities of AMO (determined on a fully diluted basis) (as more fully described in Section 14—"Conditions of the Offer," the "Minimum Condition") and (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") has expired or been terminated and the Commission of the European Communities has issued a merger control clearance pursuant to Council Regulation (EC) No. 139/2004 of the Council of the European Union (the "EC Merger Regulation"). The Offer also is subject to certain other terms and conditions. See

Section 1—"Terms of the Offer," Section 14—"Conditions of the Offer" and Section 15—"Legal Matters; Required Regulatory Approvals."

        As of January 5, 2009, there were 71,418,975 outstanding Shares (on a fully diluted basis), which includes (a) 61,673,373 Shares that were issued and outstanding, (b) an aggregate of 8,510,479 Shares that were reserved for issuance pursuant to the terms of outstanding awards granted pursuant to AMO's equity plans (the "AMO Equity Plans"), and (c) 1,235,123 Shares available for purchase in the current offering period under AMO's employee stock purchase plans (the "ESPPs"). Abbott currently owns 2,450,300 Shares, or approximately 3.4% of the outstanding Shares (on a fully diluted basis). As a result, assuming that no Shares, options to acquire Shares or any other rights to acquire Shares are issued after January 5, 2009, the Minimum Condition will be satisfied if at least 33,259,188 Shares, which represent approximately 46.6% of the outstanding Shares (on a fully diluted basis), are validly tendered and not properly withdrawn prior to the expiration of the Offer. The actual number of Shares required to be tendered and not properly withdrawn to satisfy the Minimum Condition will depend upon the actual number of outstanding voting securities (determined on a fully diluted basis) of AMO on the date that the Purchaser accepts Shares for payment pursuant to the Offer.

        Concurrently with the execution of the Merger Agreement, each of (1) ValueAct Capital Master Fund, L.P., ValueAct Capital Master Fund III, L.P. and G. Mason Morfit (collectively, "ValueAct") and (2) James V. Mazzo, AMO's Chairman and Chief Executive Officer (together with ValueAct, the "Principal Stockholders"), entered into a tender and support agreement, dated as of January 11, 2009 (the "Support Agreements"), with Abbott and the Purchaser. Under the Support Agreements, the Principal Stockholders have agreed to accept the Offer and to tender in the Offer all of the shares of AMO Common Stock owned by them on the Expiration Date. As of January 11, 2009, the Principal Stockholders owned 8,932,456 Shares or approximately 12.5% of the outstanding Shares (on a fully diluted basis). As a result, assuming that all 8,932,456 Shares owned by the Principal Stockholders are validly tendered and not properly withdrawn in the Offer, the Minimum Condition will be satisfied if at least 24,326,732 Shares, which represent approximately 34.1% of the outstanding Shares (on a fully diluted basis), are validly tendered and not properly withdrawn prior to the expiration of the Offer.

        By reason of the execution and delivery of the Support Agreements, Abbott and the Purchaser may be deemed to beneficially own (a) 8,932,456 shares of AMO Common Stock owned by the Principal Stockholders as of January 11, 2009, and (b) 711,550 additional shares of AMO Common Stock (or approximately 1.0% of the outstanding Shares (on a fully diluted basis)) that are subject to exercisable stock options and unvested shares of restricted stock held by Mr. Mazzo under the AMO Equity Plans. Accordingly, Abbott may be deemed to be the beneficial owner of an aggregate of 12,094,306 Shares, representing approximately 16.9% of the outstanding Shares (on a fully diluted basis). In addition, the Principal Stockholders hold restricted stock units, performance share awards and unvested stock options representing an additional 457,025 shares of AMO Common Stock, or approximately 0.6% of the outstanding Shares (on a fully diluted basis), which will not be tendered in the Offer but will be converted into the right to receive the Merger Consideration at the Effective Time as described in Section 11(b)—"The Merger Agreement" of this Offer to Purchase.

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will purchase all Shares validly tendered and not properly withdrawn in accordance with the procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of this Offer to Purchase on or prior to the Expiration Date. The "Expiration Date" is 12:00 midnight, New York City time, on Tuesday, February 24, 2009, unless the Purchaser determines to extend the period of time for which the initial offering period of the Offer is open, in which case the Expiration Date will be the time and date at which the initial offering period of the Offer, as so extended, will expire. Following the Purchaser's acceptance and payment for Shares tendered in the Offer, the Purchaser may, in order to enable it to acquire 90% of the Shares then outstanding (determined on a fully diluted basis), provide for a subsequent offering period (and one or more extensions thereof) of three to 20 business days as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during which stockholders of AMO may tender, but not withdraw, their Shares and receive the Offer Price. See Section 3—"Procedures for Accepting the Offer and Tendering Shares."

        AMO has granted the Purchaser an irrevocable option (the "Top-Up Option"), exercisable once upon the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares (the "Top-Up Shares") equal to the lowest number of Shares that, when added to the number of Shares owned by Abbott, the Purchaser and their affiliates at the time of such exercise, will constitute one Share more than 90% of the outstanding Shares entitled to vote on the adoption of the Merger Agreement. The obligation of AMO to deliver the Top-Up Shares is subject to the condition that the Purchaser has accepted for payment all Shares validly tendered in the Offer and not properly withdrawn. The Top-Up Option is not exercisable for a number of Shares in excess of the number of authorized Shares available for issuance (giving effect to Shares reserved for issuance under AMO's equity plans as if such Shares were outstanding). The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Purchaser to effect a merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the stockholders of AMO would otherwise be assured because of Abbott's and the Purchaser's collective ownership of a majority of the Shares following completion of the Offer. See Section 11(b)—"The Merger Agreement" and Section 11(j)—"Plans for AMO."

        Following the completion of the Offer and subject to certain conditions, the Purchaser will merge with and into AMO, with AMO continuing as the Surviving Corporation. Pursuant to the Merger Agreement, at the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned by AMO, Abbott, the Purchaser or any of their respective subsidiaries and Shares held by dissenting stockholders who properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the "DGCL")) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be converted into the right to receive $22.00 net in cash, or any higher price paid per Share in the Offer (without interest and subject to any required withholding taxes, the "Merger Consideration"). Section 11(b) of this Offer to Purchase contains a more detailed description of the Merger Agreement. Section 5 of this Offer to Purchase describes the material United States federal income tax consequences of the sale of Shares in the Offer (including any subsequent offering period) and the Merger.

        Approval of the Merger requires the affirmative vote of holders of a majority of the outstanding Shares, unless the Merger is consummated as a short-form merger in accordance with Section 253 of the DGCL as described below. As a result, if the Minimum Condition is satisfied and the other conditions to the Offer are satisfied or waived and the Offer is completed, the Purchaser will own a sufficient number of Shares to ensure that the Merger will be approved by the stockholders of AMO. See Section 11—"Purpose of the Offer; the Merger Agreement; the Support Agreements; the Employment and Retention Agreement; the Nondisclosure Agreement; the Personal Data Transfer Agreement; Statutory Requirements; Appraisal Rights; 'Going Private' Transactions; Plans for AMO; Recent Developments Relating to AMO."

        Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a "short-form merger"). Upon the terms and subject to the conditions of the Merger Agreement, in the event that Abbott and the Purchaser acquire at least 90% of the then-outstanding Shares pursuant to the Offer, the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of the DGCL, as promptly as reasonably practicable after such acquisition, without a meeting of the stockholders of AMO. See Section 11(b)—"The Merger Agreement."

        This Offer to Purchase and the related Letter of Transmittal contain important information that stockholders of AMO should read carefully before making any decision with respect to the Offer.

 THE TENDER OFFER

1.     Terms of the Offer

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will purchase all Shares validly tendered and not properly withdrawn in accordance with the procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of this Offer to Purchase, on or prior to the Expiration Date. The Expiration Date is 12:00 midnight, New York City time, on Tuesday, February 24, 2009, unless the Purchaser determines to extend the period of time for which the initial offering period of the Offer is open, in which case the Expiration Date will be the time and date at which the initial offering period of the Offer, as so extended, will expire.

        The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. Consummation of the Offer is also conditioned upon any applicable waiting period under the HSR Act having expired or been terminated and the Commission of the European Communities having issued a merger control clearance pursuant to the EC Merger Regulation, and the satisfaction or waiver of other conditions set forth in Section 14—"Conditions of the Offer" of this Offer to Purchase.

        The Purchaser may, without the consent of AMO, extend the Offer for such period as it determines if, on or prior to the then scheduled Expiration Date, any of the conditions set forth in Section 14—"Conditions of the Offer" of this Offer to Purchase have not been satisfied or waived. However, such extension will be in increments of no more than ten business days if all of the conditions to the Offer other than the Minimum Condition have been satisfied or waived at such Expiration Date.

        Subject to its right to terminate the Merger Agreement, the Purchaser must extend the Offer for successive periods of up to ten business days each, the length of each such period to be determined by the Purchaser in its sole discretion, if, on or prior to the then scheduled Expiration Date, any of the conditions to the Offer have not been satisfied or waived by Abbott or the Purchaser. However, the Purchaser will not be required to extend the Offer (i) beyond July 31, 2009 (the "Termination Date") or (ii) after AMO delivers, or is required to deliver, to Abbott a notice with respect to an Acquisition Proposal that has been received by AMO, its subsidiaries, or a representative of AMO (as described under Section 11(b)—"The Merger Agreement—Fiduciary Right of Termination" of this Offer to Purchase) except to the extent that prior to such Expiration Date (a) the Acquisition Proposal giving rise to such notice has been withdrawn or the AMO Board has rejected the Acquisition Proposal, (b) the AMO Board has reconfirmed the AMO Board Recommendation, and (c) the withdrawal or rejection of such Acquisition Proposal and the reconfirmation of the AMO Board Recommendation have been publicly announced by AMO. The Purchaser must also extend the Expiration Date for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the Securities and Exchange Commission (the "SEC") or its staff or the New York Stock Exchange (the "NYSE").

        In the event that the Purchaser waives any condition set forth in Section 14—"Conditions of the Offer" of this Offer to Purchase, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to stockholders of AMO, require that the Offer remain open for an additional period of time and that Abbott and the Purchaser disseminate information concerning such waiver. The Purchaser acknowledges that Rule 14e-1(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

        Following the Purchaser's acceptance and payment for Shares tendered in the Offer, the Purchaser may, in order to enable it to acquire 90% of the Shares then outstanding (determined on a fully diluted basis), provide for a subsequent offering period (and one or more extensions thereof) of three to 20 business days as provided in Rule 14d-11 under the Exchange Act. A subsequent offering period, if one is provided, will allow stockholders of AMO to tender Shares after the Expiration Date and receive the same consideration that was paid in the Offer. In a subsequent offering period, Shares may be tendered in the Offer (except that Shares tendered may not be withdrawn) and the Purchaser will immediately accept and promptly pay for Shares as they are tendered. In the event that the Purchaser elects to provide a subsequent offering period, it will provide an announcement to that effect along with the results of the Offer to a national news service no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. The Expiration Date for the Offer is currently scheduled for 12:00 midnight, New York City time, on Tuesday, February 24, 2009.

        The Purchaser reserves the right, in accordance with applicable rules and regulations of the SEC and with the Merger Agreement, to increase the Offer Price, waive any condition to the Offer (except the Minimum Condition) or make any other changes in the terms and conditions of the Offer; provided, however, that unless previously approved by AMO in writing, the Purchaser will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, (v) amend or modify the other conditions to the Offer in a manner adverse to the holders of Shares, (vi) extend the Expiration Date other than in accordance with the Merger Agreement or (vii) amend any other term of the Offer in a manner that is adverse to the holders of Shares. If, prior to the Expiration Date, the Purchaser increases the Offer Price offered to stockholders of AMO in the Offer, the Purchaser will pay the increased price to all stockholders of AMO from whom the Purchaser purchases Shares in the Offer, whether or not Shares were tendered before the increase in price. As of the date of this Offer to Purchase, the Purchaser has no intention to increase the Offer Price.

        The rights the Purchaser reserves in the preceding paragraph are in addition to its rights pursuant to Section 14—"Conditions of the Offer" of this Offer to Purchase. Any extension, waiver or amendment of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of material changes), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares.

        If the Purchaser makes a material change in the terms of the Offer, or if the Purchaser waives a material condition to the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law and the applicable regulations of the SEC. The minimum period during which the Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the SEC's view, a tender offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten business day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, the Purchaser decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to stockholders of AMO, the Purchaser will extend the Offer at least until the expiration of that ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

        AMO has provided Abbott and the Purchaser with its stockholder lists and security position listings for the purpose of disseminating the Offer to stockholders of AMO. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names appear on the security holder lists or, if applicable, that are listed as participants in a clearing agency's security position listing, for forwarding to beneficial owners of Shares.

2.     Acceptance for Payment and Payment for Shares

        Upon the terms and subject to the conditions of the Offer (including, if the Purchaser extends or amends the Offer, the terms and conditions of the Offer as so extended or amended) and the applicable rules and regulations of the SEC, promptly after the Expiration Date, the Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not properly withdrawn (as permitted by Section 4—"Withdrawal Rights" of this Offer to Purchase) prior to the Expiration Date. If the Purchaser includes a subsequent offering period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. Notwithstanding the foregoing, subject to applicable rules and regulations of the SEC, the Purchaser reserves the right to delay acceptance for payment of, or payment for, Shares pending (i) expiration of the applicable waiting period under the HSR Act and (ii) the Commission of the European Communities having issued a merger control clearance pursuant to the EC Merger Regulation. For information with respect to approvals that Abbott and the Purchaser are required to obtain prior to the completion of the Offer, including under the HSR Act, the EC Merger Regulation and other laws and regulations, see Section 15—"Legal Matters; Required Regulatory Approvals."

        For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders of AMO for the purpose of receiving payments from the Purchaser and transmitting such payments to stockholders of AMO whose Shares have been accepted for payment. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4—"Withdrawal Rights" of this Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act, which requires that the Purchaser pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

        Under no circumstances will the Purchaser pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

        In all cases, the Purchaser will pay for Shares purchased pursuant to the Offer only after timely receipt by the Depositary of: (a) certificates representing tendered Shares ("Certificates") or timely confirmation of a book-entry transfer of such Shares (a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company (the "DTC") pursuant to the procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of this Offer to

Purchase; (b) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined below) in connection with a book-entry transfer; and (c) any other documents required by the Letter of Transmittal.

        The term "Agent's Message" means a message transmitted by the DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the DTC has received an express acknowledgment from the participant in the DTC tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce that agreement against the participant.

        If the Purchaser does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Certificates representing more Shares than are tendered, the Purchaser will return Certificates representing unpurchased or untendered Shares (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at the DTC pursuant to the procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of this Offer to Purchase, Shares will be credited to an account maintained within the DTC), without expense to you, as promptly as practicable following the expiration, termination or withdrawal of the Offer.

3.     Procedures for Accepting the Offer and Tendering Shares

        Valid Tender of Shares.    Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either (a) you must deliver Certificates representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case, on or prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below.

        The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through the DTC, is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the Certificates. If delivery is by mail, registered mail with return receipt requested, properly insured, is encouraged and strongly recommended. In all cases, you should allow sufficient time to ensure timely delivery prior to the Expiration Date.

        Book-Entry Transfer.    The Depositary will make a request to establish an account with respect to Shares at the DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the DTC may make book-entry delivery of Shares by causing the DTC to transfer the Shares into the Depositary's account at the DTC in accordance with the DTC's procedures. Although Shares may be delivered through book-entry transfer into the Depositary's account at the DTC, the Depositary must receive the Letter of Transmittal (or a facsimile thereof), properly completed and signed, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedures set forth below. Delivery of documents to the DTC in accordance with the DTC's procedures does not constitute delivery to the Depositary.

        For Shares to be validly tendered during a subsequent offering period, the tendering stockholder of AMO must comply with the foregoing procedures, except that required documents and Certificates must be received during the subsequent offering period.

        The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the Offer, as well as the tendering stockholder's representation and warranty that such stockholder has full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the Purchaser and the tendering stockholder upon the terms and subject to the conditions of the Offer.

        Signature Guarantees.    A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or any other "eligible guarantor institution" (as defined in Rule 17Ad-15 under the Exchange Act) (each, an "Eligible Institution" and collectively, "Eligible Institutions") must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares that has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" in the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

        If Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Certificates, with the signatures on such Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

        If Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) must accompany each delivery of Certificates.

        Guaranteed Delivery.    If you want to tender Shares in the Offer and your Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on or before the Expiration Date, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

  •
  your tender is made by or through an Eligible Institution;

  •
  the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery on or before the Expiration Date, substantially in the form made available by the Purchaser; and

  •
  the Depositary receives Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

        Delivery of the Notice of Guaranteed Delivery may be made by mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

        Notwithstanding any other provision of the Offer, the Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) Certificates representing such Shares, or Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary's account at the DTC, (ii) a properly completed and duly executed Letter of Transmittal (or facsimile of the Letter of Transmittal), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment might not be made to all tendering stockholders of AMO at the same time, and will depend upon when the Depositary receives Certificates or Book-Entry Confirmation that Shares have been transferred into the Depositary's account at the DTC.

        Backup United States Federal Income Tax Withholding.    Under United States federal income tax law, the Depositary may be required to withhold and remit to the U.S. Internal Revenue Service (the "IRS") 28% of the amount of any payments made pursuant to the Offer. To avoid backup withholding, unless an exemption applies, a stockholder of AMO that is a U.S. person (as defined for United States federal income tax purposes) must provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") and certify under penalties of perjury that the TIN is correct and that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If a stockholder of AMO does not provide (i) its correct TIN and fails to provide the certifications described above or (ii) an otherwise adequate basis of exemption, the IRS may impose a penalty on such stockholder and any payment made to such stockholder pursuant to the Offer may be subject to backup withholding. All stockholders of AMO surrendering Shares pursuant to the Offer that are U.S. persons should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). Certain stockholders of AMO (including, among others, all corporations and certain foreign individuals and foreign entities) may not be subject to backup withholding at a rate of 28%. Stockholders of AMO that are foreign persons should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 11 of the Letter of Transmittal. To avoid possible erroneous backup withholding, exempt U.S. stockholders of AMO, while not required to file the Substitute Form W-9, should complete and return the Substitute Form W-9 (checking the "Exempt from backup withholding" box on its face).

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a stockholder of AMO may be refunded or credited against such stockholder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

        Appointment as Proxy.    By executing the Letter of Transmittal, you irrevocably appoint the Purchaser's designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to Shares that you tender and that the Purchaser accepts for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when the Purchaser accepts your Shares for payment in accordance with the terms of the Offer. Upon acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). The Purchaser's designees will, with respect to the Shares and other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of stockholders of AMO, or any adjournment or postponement thereof, or by consent in lieu of any such meeting of stockholders of AMO or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, the Purchaser or its designee must be able to exercise full voting rights with respect to Shares and other securities, including voting at any meeting of stockholders of AMO.

        Determination of Validity.    All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion. The Purchaser reserves the absolute right, subject to the terms of the Merger Agreement and applicable law, to reject any or all tenders determined by the Purchaser not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer, except the Minimum Condition (which waiver requires AMO's prior written consent) or any defect or irregularity in any tender of Shares of any particular stockholder of AMO, whether or not similar defects or irregularities are waived in the case of other stockholders of AMO. All questions as to the interpretation of the terms and conditions of the Offer will be determined by the Purchaser, in its sole discretion. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by the Purchaser. None of Abbott, the Purchaser or any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.     Withdrawal Rights

        You may withdraw Shares that you have previously tendered in the Offer at any time prior to the Expiration Date (including any extension of such time). Thereafter, tenders of Shares are irrevocable. If not accepted for payment as provided in this Offer to Purchase prior to March 27, 2009, you may also withdraw such Shares at any time after March 27, 2009. In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

        If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to the Purchaser's rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on the Purchaser's behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you are entitled to and properly exercise withdrawal rights as described in this Section 4—"Withdrawal Rights." Any such delay will be by an extension of the Offer to the extent required by applicable law and the rules and regulations of the SEC.

        In order for your withdrawal of Shares to be effective, you must timely deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Certificates have been tendered) the name of the registered holder of Shares as shown on the Certificate, if different from your name. If Certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Certificates, you must submit to the Depositary the serial numbers shown on the particular Certificates evidencing Shares to be withdrawn and an Eligible Institution must guarantee the signatures on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of this Offer to Purchase, the notice of withdrawal must specify the name and number of the account at the DTC to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.

        All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion. None of Abbott, the Purchaser nor any of their respective affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        You may not rescind a withdrawal of Shares. Any Shares that you properly withdraw will be considered not to have been validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of this Offer to Purchase.

5.     Material United States Federal Income Tax Consequences

        The following is a summary of the material United States federal income tax consequences of the Offer and the Merger to stockholders of AMO whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of AMO. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of AMO in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (including, without limitation, insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any stockholder of AMO who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws. This discussion also does not address tax considerations that may be relevant to stockholders of AMO in light of their particular circumstances, such as holding Shares as part of a straddle, hedge, conversion, or constructive sale transaction, an integrated investment or other risk-reduction transaction. If a partnership holds the Shares, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors regarding the tax consequences of the Offer and the Merger.

        Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

        The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder's holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gains recognized by a non-corporate stockholder upon a disposition of a Share generally will be eligible for reduced United States federal income tax rates. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder's capital losses.

        A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—"Procedures for Accepting the Offer and Tendering Shares."

        You are urged to consult your tax advisor with respect to the specific tax consequences to you of the Offer, the subsequent offering period (if one is provided) and the Merger, including United States federal, state, local and foreign tax consequences.

6.     Price Range of the Shares; Dividends

        The Shares are traded on the NYSE under the symbol "EYE". The following table sets forth, for the periods indicated, the high and low sale prices per Share on the NYSE as reported by published financial sources:

	High	Low
Fiscal 2007
First Quarter	$39.04	$32.71
Second Quarter	44.00	32.47
Third Quarter	36.12	26.50
Fourth Quarter	32.14	23.39
Fiscal 2008
First Quarter	$24.62	$18.47
Second Quarter	24.90	18.74
Third Quarter	23.63	15.17
Fourth Quarter	17.78	2.88
Fiscal 2009
First Quarter (through January 23, 2009)	$21.81	$6.35

        AMO has never declared or paid any dividends on the Shares. Under the terms of the Merger Agreement, AMO is not permitted to declare or pay dividends with respect to the Shares.

        On January 9, 2009, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price on the NYSE Composite Tape for the Shares was $8.85 per Share. On January 23, 2009, the reported closing price on the NYSE Composite Tape for the Shares was $21.70 per Share.

        Stockholders of AMO are urged to obtain current market quotations for the Shares.

7.     Possible Effects of the Offer on the Market for the Shares; New York Stock Exchange Listing; Exchange Act Registration; Margin Regulations

        Possible Effects of the Offer on the Market for the Shares.    The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer also can be expected to reduce the number of holders of Shares. Neither Abbott nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

        New York Stock Exchange Listing.    Depending on the number of Shares purchased pursuant to the Offer, the Shares may cease to meet the requirements for continued listing on the NYSE. According to the published guidelines of the NYSE, the NYSE would consider delisting the Shares if, among other possible grounds, (a) the number of publicly held Shares falls below 600,000, (b) the number of total stockholders falls below 400 or (c) the number of total stockholders falls below 1,200 and the average monthly trading volume over the most recent 12 months is less than 100,000 Shares. Shares held by officers and directors of AMO, or by any beneficial owners of more than 10% of the Shares, will not be considered publicly held for this purpose. According to AMO, as of January 5, 2009, there were 61,673,373 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares cease to meet the requirements of the NYSE for continued listing and such Shares are delisted from the NYSE, the market for Shares will be adversely affected. In the event the Shares cease to be listed on the NYSE, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations might still be available from such other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and the aggregate market value of the publicly held Shares at the time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as described above. If the Merger is completed, Abbott and the Purchaser will seek to cause the Shares to be removed from listing on the NYSE.

        Exchange Act Registration.    The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by AMO to the SEC if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders of Shares. According to AMO's Annual Report on Form 10-K for the year fiscal year ended December 31, 2007, there were approximately 4,475 holders of record of Shares as of February 26, 2008. Termination of registration of the Shares under the Exchange Act would substantially reduce the information that AMO is required to furnish to the stockholders of AMO and the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirements of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement of an annual report, no longer applicable to AMO. If the Shares cease to be registered under the Exchange Act, the requirements of Rule 13e-3 promulgated under the Exchange Act with respect to "going private" transactions would no longer be applicable to AMO. In addition, the ability of "affiliates" of AMO and persons holding "restricted securities" of AMO to dispose of the securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would cease to be "margin securities" or eligible for listing on NYSE. Abbott and the Purchaser believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act, and it is the Purchaser's intention to cause AMO to make an application for termination of registration of the

Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for termination.

        If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on the NYSE (unless delisted as set forth above in "—New York Stock Exchange Listing") will be terminated following the completion of the Merger.

        Margin Regulations.    The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon factors, such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute margin securities.

8.     Certain Information Concerning AMO

        General.    Except as otherwise set forth herein, the information concerning AMO contained in this Offer to Purchase has been furnished by AMO or taken from or based upon publicly available documents and records on file with the SEC and other public sources. None of Abbott, the Purchaser, or any of their respective affiliates, the Dealer Manager, the Information Agent or the Depository assumes any responsibility for the accuracy of the information concerning AMO contained in such documents and records or for any failure by AMO to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Abbott, the Purchaser, or any of their respective affiliates, the Dealer Manager, the Information Agent or the Depository. The following description of AMO and its business has been taken from AMO's Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2008, and is qualified in its entirety by reference thereto.

        AMO is a Delaware corporation with its principal executive offices located at 1700 E. St. Andrew Place, Santa Ana, California 92705. AMO's telephone number is (714) 247-8200.

        AMO is a global leader in the development, manufacture and marketing of medical devices for the eye. AMO is focused on providing the full range of advanced refractive technologies and support to help eye care professionals deliver optimal vision and lifestyle experiences to patients of all ages. AMO has three business units: cataract, refractive, and eye care. AMO's cataract business sells monofocal intraocular lenses, phacoemulsification systems, viscoelastics and related products used in ocular surgery. AMO's refractive business sells and provides service for wavefront diagnostic devices, femtosecond lasers and associated patient interface devices, excimer laser systems and treatment cards, and refractive implants. AMO's eye care business sells disinfecting solutions, enzymatic cleaners, lens rewetting drops and artificial tears. AMO has operations in approximately 27 countries and sells its products in approximately 60 countries.

        Available Information.    The Shares are registered under the Exchange Act. Accordingly, AMO is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy such reports, proxy statements or other information at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AMO's SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

        Summary Financial Information.    Set forth below is certain summary financial information for AMO and its consolidated subsidiaries excerpted from AMO's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, its Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2008 and Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the quarterly period ended September 28, 2007. More comprehensive financial information is included in such reports and other documents filed by AMO with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

	Nine Months Ended		Year Ended
	September 26, 2008	September 28, 2007	December 31, 2007	December 31, 2006
	(in thousands, except per share data)
Operating Data
Net sales	$899,863	$786,264	$1,090,846	$997,496
Operating income (loss)	114,123	(107,354)	(100,052)	197,749
Net earnings (loss)	35,960	(180,622)	(192,949)	79,471
Net earnings (loss) per share:
Basic	0.59	(3.02)	(3.22)	1.25
Diluted	0.57	(3.02)	(3.22)	1.21

	As of
	September 26, 2008	September 28, 2007	December 31, 2007	December 31, 2006
	(in thousands)
Balance Sheet Data
Total assets	$2,705,534	$2,750,907	$2,748,336	$2,013,897
Total liabilities	2,054,923	2,146,376	2,149,600	1,297,906
Total stockholders' equity	650,611	604,531	598,736	715,991

        AMO Projections.    During the course of discussions between AMO and Abbott, AMO provided Abbott with certain financial projections concerning AMO's business and operations for the fiscal years ending December 31, 2008 through to fiscal year ending December 31, 2010. Included below are the material portions of the projections to give stockholders access to certain nonpublic information prepared for purposes of considering and evaluating the Offer and the Merger. The inclusion of this information should not be regarded as an indication that AMO's management, the AMO Board, Abbott or the Purchaser considered, or now considers, this information to be a reliable prediction of actual future results, and such data should not be relied upon as such. None of AMO, Abbott, the Purchaser, or any of their respective affiliates or representatives has made or makes any representations to any person regarding the ultimate performance of AMO compared to the information contained in the projections, and none of them intends to provide any update or revision thereof.

        The financial projections forecasted (i) revenues of approximately $1,188.1 million, $1,157.1 million and $1,229.3 million for the fiscal years ending December 31, 2008, 2009 and 2010, respectively, (ii) earnings before interest and taxes of $163.9 million, $185.4 million and $229.3 million for the fiscal year ending December 31, 2008, 2009 and 2010, respectively, and (iii) adjusted EPS of approximately $0.75, $1.05 and $1.53 for the fiscal years ending December 31, 2008, 2009 and 2010, respectively.

        The AMO projections described above were prepared by AMO's management and were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with

GAAP, and AMO's independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. The projections included numerous assumptions made by AMO's executive leadership team regarding the general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond AMO's control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

        Readers of this Offer to Purchase are cautioned not to rely on the AMO projections. These projections and analysis are forward-looking statements and are based on expectations and assumptions at the time they were prepared. The AMO projections are not guarantees of future performance and involve risks and uncertainties that may cause future financial results and shareholder value of AMO to materially differ from those expressed in the AMO projections. Accordingly, none of AMO, Abbott or the Purchaser can assure you that the financial results included in the AMO projections will be realized or that AMO's future financial results will not materially vary from the AMO projections. The AMO projections do not take into account the Offer or the Merger or any of the transactions contemplated by the Merger Agreement. None of AMO, Abbott or the Purchaser intend to update or revise the AMO projections. For a discussion of risks and uncertainties that may be relevant to AMO's results, please refer to AMO's filings with the SEC as described above under "—Available Information."

9.     Certain Information Concerning Abbott and the Purchaser

        Abbott is an Illinois corporation with its principal executive offices located at 100 Abbott Park Road, Abbott Park, Illinois 60064. Abbott's telephone number is (847) 937-6100. Abbott's principal business is the discovery, development, manufacture and sale of a broad and diversified line of health care products.

        The Purchaser's principal executive offices are located at 100 Abbott Park Road, Abbott Park, Illinois 60064. The Purchaser is a newly formed Delaware corporation and a wholly-owned subsidiary of Abbott. The Purchaser was formed for the purpose of making the Offer and has not conducted, and does not expect to conduct, any business other than in connection with the Offer and the Merger.

        The name, business address, business phone number, citizenship, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Abbott and the Purchaser and certain other information are set forth in Schedule I to this Offer to Purchase.

        Abbott currently owns 2,450,300 Shares, or approximately 3.4% of the outstanding Shares (on a fully diluted basis). In addition, by reason of the execution and delivery of the Support Agreements described in Section 11(c)—"The Support Agreements" of this Offer to Purchase, Abbott and the Purchaser may be deemed to beneficially own (a) 8,932,456 shares of AMO Common Stock owned by the Principal Stockholders as of January 11, 2009, and (b) 711,550 additional shares of AMO Common Stock (or approximately 1.0% of the outstanding Shares (on a fully diluted basis)) that are subject to exercisable stock options and unvested shares of restricted stock held by Mr. Mazzo under the AMO Equity Plans. Accordingly, Abbott may be deemed to be the beneficial owner of an aggregate of 12,094,306 Shares, representing approximately 16.9% of the outstanding Shares (on a fully diluted basis). In addition, the Principal Stockholders hold restricted stock units, performance share awards and unvested stock options representing an additional 457,025 shares of AMO Common Stock, or approximately 0.6% of the outstanding Shares (on a fully diluted basis), which will not be tendered in the Offer but will be converted into the right to receive the Merger Consideration at the Effective Time as described in Section 11(b)—"The Merger Agreement" of this Offer to Purchase.

        Except for the Shares owned by Abbott and the Shares subject to the Support Agreements: (a) none of Abbott, the Purchaser or, to the knowledge of Abbott and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of

Abbott, the Purchaser or, to the knowledge of Abbott and the Purchaser, any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of AMO, (b) none of Abbott, the Purchaser or, to the knowledge of Abbott and the Purchaser, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of AMO during the past 60 days, (c) none of Abbott, the Purchaser or, to the knowledge of Abbott and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of AMO (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations), (d) since January 27, 2007, there have been no transactions that would require reporting under the rules and regulations of the SEC between Abbott, the Purchaser or any of their respective subsidiaries or, to the knowledge of Abbott and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and AMO or any of its executive officers, directors or affiliates, on the other hand, and (e) since January 27, 2007, there have been no contacts, negotiations or transactions between Abbott, the Purchaser or any of their respective subsidiaries or, to the knowledge of Abbott and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and AMO or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

        None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Abbott or the Purchaser, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Abbott or the Purchaser, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

        Available Information.    Pursuant to Rule 14d-3 under the Exchange Act, Abbott and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. In addition, Abbott is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy the Schedule TO and the exhibits thereto, and such reports, proxy statements or other information at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Abbott's SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

10.   Background of the Offer; Past Contacts or Negotiations with AMO

        AMO has periodically reviewed and assessed trends and conditions impacting its business and the ophthalmic industry generally including business trends and market conditions and, from time to time, the AMO Board has reviewed potential strategic options available to AMO, as well as AMO's capital structure needs, including existing or required levels of equity and debt, or both.

        AMO has access to a senior credit facility, comprising a $300 million revolving line of credit maturing in April 2013 (the "Revolver") and a $450 million term loan maturing in April 2014. The senior credit facility requires that AMO maintain certain financial covenants in order to have continued access to the financing available thereunder. These covenants include, among other provisions, specific leverage and interest coverage ratios. On July 30, 2008, in anticipation of the effects to the LASIK business of the slowing global economy, AMO amended its senior credit facility. The amendment to the senior credit facility increased the maximum consolidated total leverage ratio allowed for certain quarterly periods.

        During the fall of 2008, the global financial markets experienced significant volatility and an overall substantial decline in value. During this period, AMO's stock price declined from a closing price of $23.31 per share at the close of market on September 2, 2008 to trading at a 52-week low of $2.88 per share on October 28, 2008. Further, the deteriorating economic conditions continued to impact AMO's U.S. and European refractive procedure and system sales. On October 9, 2008, AMO lowered its fiscal year ending December 31, 2008 revenue guidance to a range of $1.17 billion to $1.20 billion and its fiscal year ending December 31, 2008 adjusted earnings-per-share ("EPS") guidance to a range of $0.70 to $0.80. AMO had previously forecasted a fiscal year ending December 31, 2008 revenue range of $1.22 billion to $1.24 billion and a fiscal year ending December 31, 2008 adjusted EPS range of $1.00 to $1.15.

        Abbott continually seeks to identify and evaluate strategic opportunities, including potential acquisition candidates. As part of this activity, Abbott had identified the ophthalmology sector as a potential area of interest in which to expand its diversified medical device business. During the week of September 29, 2008, Abbott noted the declines in AMO's stock price and decided to acquire shares of AMO Common Stock in open market purchases. Abbott did not know if AMO would have any interest in a potential acquisition at the time of such purchases, but believed that the purchase of such shares would be a favorable investment. From October 2 to October 10, 2008, Abbott purchased an aggregate of 2,450,300 shares of AMO's common stock at prices ranging from $7.26 per share to $16.59 per share.

        In October 2008, in light of increasing credit market concerns and the impact of the developing global recession on AMO, AMO formed a working group of directors, comprising Messrs. James O. Rollans and G. Mason Morfit, to work with AMO's executive leadership team and financial advisors to develop and implement a capital raising and debt reduction program, that together with AMO's previously announced restructuring plan, would address additional future pressure on the financial covenants under the senior credit facility and any anticipated redemption exercises of AMO's 2.5% convertible senior subordinated notes due 2024 (the "2.5% Convertible Notes") in January 2010. In addition, in October 2008, AMO sought the assistance of (i) Goldman, Sachs & Co. ("Goldman Sachs"), as financial advisor, to assist in exploring the strategic options available to AMO, including a possible sale of AMO and potential capital raising and corporate restructuring transactions, and (ii) UBS Securities LLC ("UBS"), as financial advisor, to assist in exploring potential capital raising and corporate restructuring transactions available to AMO.

        On October 14, 2008, the AMO Board met telephonically, together with certain members of AMO's executive leadership team, to discuss a debt reduction and repurchase program. At this meeting, the AMO Board authorized the borrowing of up to $125 million under the Revolver to repurchase AMO's outstanding convertible senior subordinated notes, which were then trading at a substantial discount to their face value. During the course of October 2008 and November 2008, AMO commenced a debt reduction program and repurchased approximately $170.0 million aggregate principal amount of its 3.25% convertible senior subordinated notes due 2026 for approximately $71.3 million and approximately $57.0 million aggregate principal amount of its 2.5% Convertible Notes for approximately $45.3 million resulting in a net reduction of total indebtedness of $110.4 million. These repurchases were consummated pursuant to privately negotiated transactions with holders of the convertible notes that had previously contacted AMO. AMO funded these repurchases by drawing approximately $118.3 million on its Revolver.

        During the week of October 13, 2008, at the request of AMO and with the concurrence of the working group of directors, Goldman Sachs contacted selected parties identified by certain members of

AMO's executive leadership team and Goldman Sachs as the entities with the highest likelihood of interest in a potential acquisition of, or strategic transaction with, AMO. During this period, representatives of Goldman Sachs contacted Mr. Miles D. White, Chairman and Chief Executive Officer of Abbott, to discuss the possibility of an acquisition or strategic transaction involving AMO and Abbott and to gauge Abbott's interest in discussions concerning the possible sale of AMO to Abbott. Mr. White expressed an interest on behalf of Abbott in learning more about AMO, the ophthalmic industry and further discussing any potential acquisition of, or strategic transaction with, AMO. Mr. White informed the representatives of Goldman Sachs that he would contact Mr. James V. Mazzo, the Chairman and Chief Executive Officer of AMO, directly to arrange a meeting.

        During the week of October 20, 2008, only one other party of those previously contacted by Goldman Sachs expressed interest in proceeding with further discussions regarding a potential acquisition or similar merger transaction with AMO (the "Other Party"). Also during this period, AMO, with the assistance of Goldman Sachs and UBS, contacted several financial institutions, including hedge funds, private equity sponsors and similar financial institutions, to explore possible capital raising and corporate restructuring transactions.

        On October 22, 2008, Mr. Mazzo and Mr. White met in person for dinner to discuss the possibility of an acquisition or similar merger transaction involving AMO and Abbott. Mr. Mazzo provided Mr. White with publicly available information about AMO's general business prospects and financial outlook and indicated that AMO would only be interested in a transaction if it were at a substantial premium to AMO's then current trading prices ($6.09 as of October 22, 2008) and fully reflected the value of AMO's businesses. Mr. White confirmed Abbott's interest in further discussing an acquisition or similar merger transaction with AMO and expressed a desire to arrange a subsequent meeting with additional representatives of AMO and Abbott.

        On October 23, 2008, the working group of directors and certain members of AMO's executive leadership team met with representatives of Goldman Sachs to discuss the strategic options available to AMO, including (i) the status of discussions regarding a sale of AMO and its subsidiaries, (ii) the status of the debt reduction and repurchase program, and (iii) the analysis and status of any potential private investment by a hedge fund, private equity sponsors or similar financial institutions in AMO (a "PIPE transaction").

        On October 24, 2008, AMO and Abbott executed a nondisclosure agreement (the "Nondisclosure Agreement") to facilitate AMO providing Abbott with access to non-public information concerning AMO.

        On October 26, 2008, Messrs. Mazzo and Rollans and Mr. Richard A. Meier, President and Chief Operating Officer of AMO, met with Mr. White, Mr. John M. Capek, Executive Vice President, Medical Devices of Abbott, and Mr. Sean E. Murphy, Vice President, Global Licensing and New Business Development of Abbott, to discuss (i) AMO's business, historical financial results, business prospects and strategy, (ii) the ophthalmic industry generally, including U.S. and global market trends and the industry's competitive landscape, (iii) Abbott's interest in and commitment to the ophthalmology sector, (iv) Abbott's level of interest in an acquisition or similar strategic transaction involving AMO and Abbott, and (v) AMO's valuation expectations of a proposed acquisition transaction in light of AMO's other capital raising and corporate restructuring alternatives.

        On November 3, 2008, the working group of directors and certain members of AMO's executive leadership team met with representatives of UBS to discuss certain financial and market factors affecting AMO, including depressed trading values of AMO's equity and debt securities, which was believed to be, among other things, a reflection of the market's concern about AMO's ability to meet the financial covenants in its senior credit facility and to fund the likely January 2010 redemption exercises on its outstanding 2.5% Convertible Notes. AMO's executive leadership team and representatives of UBS also discussed possible strategic alternatives available to AMO with respect to restructuring its capital structure and balance sheet, including through an equity or convertible exchange offer for AMO's outstanding convertible notes or an "at-the-market" equity shelf program, and with respect to a possible sale of AMO.

        On November 5, 2008, the AMO Board met, together with certain members of AMO's executive leadership team and representatives of AMO's legal and financial advisors, to discuss strategic options that might be available to AMO. Representatives of Goldman Sachs gave a presentation to the AMO Board (i) describing AMO's current situation and potential near-term challenges facing AMO and (ii) reviewing and analyzing potential alternatives available to AMO, including negotiating a satisfactory package providing future covenant relief on the senior credit facility, private or public equity capital raising, senior and convertible debt refinancing, an "at-the-market" equity shelf program, a sale of AMO and its subsidiaries or an asset divestiture. Also at this meeting, representatives of UBS discussed with the AMO Board certain strategic alternatives that were discussed with AMO's executive leadership team on November 3, 2008 with respect to restructuring AMO's capital structure and balance sheet, including through an equity or convertible exchange offer for AMO's outstanding convertible notes or an "at-the-market" equity shelf program. Also at this meeting, Mr. Mazzo advised the AMO Board of the various discussions and meetings held with Abbott, the Other Party and other parties contacted by Goldman Sachs during the course of the previous three weeks. During this meeting, representatives of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps") provided a review of the AMO Board's fiduciary duties. After discussion, the AMO Board determined, given the preliminary nature of the discussions to date with Abbott and the Other Party, that a continued review of the prospects of AMO on a stand-alone basis was important to enable the AMO Board to formulate a view regarding any future transaction with Abbott or the Other Party as well as further exploration of equity capital raising and corporate restructuring alternatives. The AMO Board established an ad hoc committee consisting of Mr. Rollans, Ms. Elizabeth H. Dávila, Dr. William J. Link and Mr. Michael A. Mussallem to continue to evaluate and make a recommendation to the AMO Board with respect to potential alternatives available to AMO. The AMO Board also authorized AMO to undertake an equity capital raising either through an "at-the-market" equity shelf program or a PIPE transaction under a shelf registration statement.

        From November 5, 2008 through late December 2008, AMO explored several potential capital raising transactions, including a PIPE transaction with certain hedge funds, public money managers and private equity sponsors, and an "at-the-market" equity shelf program. During this period, the U.S. and international capital markets experienced extreme volatility, which diminished AMO's ability to (i) raise sufficient capital to address AMO's capital needs through a PIPE transaction without significant stockholder dilution and (ii) raise sufficient capital in a timely manner through an "at-the-market" equity shelf program.

        On November 10, 2008, Messrs. Mazzo and Rollans met in person with a representative of the Other Party to discuss the possibility of an acquisition or strategic transaction involving AMO. Messrs. Mazzo and Rollans provided the representative of the Other Party with publicly available information about AMO's general business prospects and historical financial results and indicated that AMO would only be interested in a transaction if it were at a substantial premium to then current trading prices and fully reflected the value of AMO's businesses.

        Also on November 10, 2008, Mr. White telephoned Mr. Mazzo to arrange another meeting to discuss the possible acquisition of AMO by Abbott or similar strategic transaction.

        On November 14, 2008, Messrs. Mazzo, Rollans and Meier of AMO, met with Mr. Capek, Mr. Murphy, Mr. Mark Weishaar, Divisional Vice President, New Business Development of Abbott, and Ms. Lori Reed, Controller, Strategic Programs, New Business Development of Abbott, to discuss in greater detail (i) AMO, its business segments, historical financial results, business strategy and prospects and market share data, and (ii) the ophthalmic industry generally, including U.S. and global market trends and the industry's competitive landscape.

        On November 17, 2008, Mr. Mazzo and a representative of the Other Party discussed the Other Party's continued interest in further discussing an acquisition or strategic transaction with AMO and expressed a desire to arrange a subsequent meeting. In connection with and to further aid in these discussions, AMO and the Other Party executed a nondisclosure agreement to facilitate AMO providing the Other Party with access to non-public information concerning AMO.

        On November 26, 2008, Mr. Murphy contacted Mr. Mazzo and informed him that Abbott remained interested in a potential transaction with AMO and intended to send a non-binding, preliminary proposal to AMO during the following few days.

        On December 1, 2008, Abbott submitted a non-binding, preliminary proposal letter offering to acquire all of AMO's outstanding shares of common stock for cash in the price range of $21.00 to $23.00 per share. The letter also outlined certain significant terms and conditions, including that Abbott's offer would not be subject to any financing contingency, as well as other conditions under which Abbott would be prepared to pursue the proposed transaction, including a period during which Abbott would be prepared to perform due diligence and negotiate transaction documents. Later that day, Mr. Murphy sent Mr. Mazzo an initial due diligence request list outlining the types of information and documents that Abbott would need to review in connection with the proposed transaction. On December 1, 2008, Abbott contacted Jones Day to represent it in connection with a potential transaction with AMO.

        On December 2, 2008, the AMO Board met telephonically, together with AMO's management and representatives of Goldman Sachs and Skadden Arps to discuss Abbott's proposal. During this meeting, representatives of Skadden Arps reviewed the AMO Board's fiduciary duties in connection with Abbott's proposal. The AMO Board then authorized Mr. Mazzo and Goldman Sachs to inform Abbott that its proposal was under consideration, and AMO began preparing a data room in response to Abbott's initial due diligence request list.

        On December 3, 2008, Messrs. Mazzo and Rollans of AMO met with representatives of the Other Party, to discuss in greater detail (i) AMO, its business segments, historical financial results, business strategy and prospects and market share data, and (ii) the ophthalmic industry generally, including U.S. and global market trends and the industry's competitive landscape.

        Also on December 3, 2008, Mr. Mazzo telephoned Mr. White to inform Abbott that its proposal was under consideration.

        On December 8, 2008, representatives and advisors of Abbott were given access to the data room. Also on December 8, 2008, Abbott engaged Morgan Stanley to act as Abbott's financial advisor in connection with a potential acquisition transaction involving AMO. From December 8, 2008 through January 10, 2009, representatives and advisors of Abbott reviewed the information and documentation contained in the data room, and AMO's management conducted numerous in-person and telephonic meetings with representatives of Abbott in connection with Abbott's legal and financial due diligence review of AMO. During that time, representatives of Abbott also visited several of AMO's facilities, including the facilities in Santa Ana, California, Milpitas, California, Anasco, Puerto Rico and Hangzhou, China.

        On December 9, 2008, a representative of the Other Party contacted Mr. Mazzo to inform him that the Other Party was not interested in pursuing an acquisition of AMO at that time, but could be interested in further exploring a significant, strategic investment in AMO at or around the then current market price.

        On December 12, 2008, Abbott's board of directors considered the acquisition of all of the equity of AMO. Abbott's board was advised that Morgan Stanley would be prepared to issue a fairness opinion in connection with the transaction, if the transaction fell within parameters described to Abbott's board, upon completion of the diligence efforts. Abbott's board of directors approved the acquisition of all of the equity of AMO on the terms described to the board, and authorized certain officers to negotiate agreements, execute and deliver agreements to effect the transaction.

        On December 12, 2008, Skadden Arps, legal counsel to AMO, forwarded to Jones Day, legal counsel to Abbott, a draft of the agreement and plan of merger prepared on behalf of AMO. Later that day, Jones Day forwarded to Skadden Arps drafts of the tender and support agreements on behalf of Abbott, which agreements were proposed to be entered into by Abbott, Messrs. Mazzo and Morfit, ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P.

        On December 15, 2008 and December 16, 2008, certain members of AMO's executive leadership team together with representatives of Goldman Sachs and Skadden Arps met with representatives of Abbott and Morgan Stanley, financial advisors to Abbott, in Newport Beach, California. In addition to Messrs. Mazzo and Meier, Mr. Michael J. Lambert, Executive Vice President and Chief Financial Officer of AMO, Mr. Robert F. Gallagher, Senior Vice President, Chief Accounting Officer and Controller of AMO, Ms. Aimee S. Weisner, Executive Vice President, Administration and Secretary of AMO, Dr. Leonard R. Borrmann, Executive Vice President, Research and Development of AMO, Ms. Diane W. Biagianti, Senior Vice President, General Counsel and Assistant Secretary, Ms. Jane E. Rady, AMO's former Executive Vice President, Strategy and Corporate Development, Mr. Todd George, Vice President of Tax and Treasury, and Mr. Scott J. Catlin, Vice President, Chief Intellectual Property Counsel and Assistant Secretary, presented overviews of AMO's business, historical financial results, business strategy, prospects and legal matters and provided Abbott with certain financial projections concerning AMO's business and operations described in Section 8—"Certain Information Concerning AMO" of this Offer to Purchase.

        On December 19, 2008, the AMO Board met, together with certain members of AMO's executive leadership team and representatives of Goldman Sachs and Skadden Arps. Members of the executive leadership team and representatives of Goldman Sachs and Skadden Arps provided the AMO Board with (i) a status update on the potential transaction with Abbott as well as a timeline to the execution of definitive documentation, (ii) a status update on the preliminary discussions with the Other Party, and (iii) an update on the other potential strategic capital raising and corporate restructuring transactions under consideration by AMO. Certain members of AMO's executive leadership team also provided the AMO Board with a detailed review of AMO's financial projections.

        On December 19, 2008, Jones Day, on behalf of Abbott, circulated a revised draft of the agreement and plan of merger to AMO and its counsel.

        On December 21, 2008, Messrs. Mazzo and Murphy had a telephone conversation during which Mr. Murphy confirmed that, after completion of Abbott's preliminary legal and financial due diligence review of AMO, the proposed purchase price per share remained in the range of between $21.00 and $23.00 per share.

        On December 22, 2008, the ad hoc committee met, together with certain members of AMO's executive leadership team, and representatives of Goldman Sachs and Skadden Arps. At that meeting, Goldman Sachs reviewed the status of certain potential capital raising and recapitalization transactions, including discussions with a hedge fund regarding a potential debt recapitalization, discussions with certain private equity sponsors concerning a PIPE transaction, and discussions with the Other Party concerning a significant equity investment in AMO at or slightly above AMO's then current market prices. Goldman Sachs then analyzed and reviewed each of the potential capital raising and recapitalization transactions, including the timing, key assumptions, benefits, dilutive effect to existing stockholders and other considerations and risks involved in each of the potential transactions.

        On December 23, 2008, representatives of AMO and Abbott and their respective legal counsel met telephonically to discuss the key open issues relating to the draft agreement and plan of merger and tender and support agreements. On December 24, 2008, Skadden Arps circulated a revised draft agreement and plan of merger and a revised draft of the tender and support agreements.

        On December 28, 2008, Messrs. Mazzo and Murphy had a telephone conversation during which Mr. Murphy confirmed, after further completion of Abbott's preliminary legal and financial due diligence review of AMO, that Abbott would be willing to propose a purchase price of $21.00. In addition, Messrs. Mazzo and Murphy discussed certain key issues to be resolved in the preliminary draft of the agreement and plan of merger, including (i) the treatment of AMO stock options, restricted stock, restricted stock units and other equity awards, (ii) the treatment of AMO's outstanding indebtedness, including the senior credit facility upon a change in control or fundamental change, (iii) the termination fee payable to Abbott and, in certain circumstances, the reimbursement of expenses incurred by Abbott, and (iv) the breadth and scope of certain representations and warranties of AMO. Mr. Murphy also indicated that as a condition to Abbott's willingness to enter into the proposed transaction, Abbott would require Mr. Mazzo to enter into a new employment and retention agreement, the terms of which would be contingent upon the closing of the proposed transaction. Finally, Mr. Murphy requested that AMO's data room include additional information requested by representatives of Abbott.

        In connection with Abbott's request for additional diligence materials relating to AMO's foreign employees and foreign employee benefit plans, AMO and Abbott executed a personal data transfer agreement (the "Personal Data Transfer Agreement") on December 29, 2008, to ensure that none of the personal data disclosed to Abbott regarding AMO's foreign employees and foreign benefit plans contain certain personal information considered to be sensitive under the European Union Directive 95/46/EC, and that Abbott process and use such personal data received from AMO only to evaluate the purposed transaction.

        Also on December 29, 2008, the AMO Board met telephonically, together with certain members of AMO's executive leadership team and representatives of Goldman Sachs and Skadden Arps. Goldman Sachs reviewed with the AMO Board, among other things, (i) the status of the potential transaction with Abbott, including a discussion on preliminary valuation analysis of AMO, (ii) the status of discussions with the Other Party concerning a significant equity investment in AMO at or around AMO's then current market prices, and (iii) the status of potential capital raising and recapitalization transactions, including discussions with a hedge fund regarding a potential debt recapitalization.

        On December 29 and December 31, 2008, Mr. Capek and Mr. Mazzo had discussions regarding Abbott's desire for Mr. Mazzo to have a continued role with AMO following a transaction and discussed certain modifications be made to Mr. Mazzo's employment agreement to reflect this arrangement.

        On December 30, 2008, Jones Day, on behalf of Abbott, circulated a revised draft agreement and plan of merger to AMO and its counsel.

        On January 2, 2009, representatives of AMO and Abbott and their respective legal counsel met telephonically to discuss key open issues relating to the draft agreement and plan of merger.

        From January 2, 2009 to January 4, 2009, the terms of the proposed employment and retention agreement between AMO, Mr. Mazzo and Abbott were negotiated and drafts were exchanged.

        On January 5, 2009, the AMO Board met, together with certain members of AMO's executive leadership team and representatives of AMO's legal and financial advisors to discuss the proposed transaction between AMO and Abbott. At the meeting, representatives of Skadden Arps gave a presentation summarizing the terms and conditions of the draft agreement and plan of merger. Also at this meeting, representatives of Goldman Sachs and UBS each discussed with the AMO Board their respective preliminary perspectives with respect to certain financial matters pertaining to AMO and the proposed transaction. Mr. Rollans and representatives of Goldman Sachs also advised the AMO Board that it had not received any firm proposals from the parties, including the Other Party, with which it had held discussions concerning capital raising. The AMO Board discussed the viability and value creation potential of certain possible operational restructuring initiatives under discussion that AMO could undertake if it determined to stay independent. The AMO Board also discussed the timing and execution risks relating to the implementation of these initiatives, the issues relating to continued compliance with AMO's financial covenants under its senior credit facility and the anticipated redemption exercises of the outstanding 2.5% Convertible Notes in January 2010.

        On January 6, 2009, Messrs. Mazzo, White and Capek had a meeting in Costa Mesa, California during which Mr. White confirmed that, after substantial completion of Abbott's legal and financial due diligence review of AMO to date, Abbott would be willing to increase the purchase price from $21.00 to $22.00 per share, provided that AMO agreed that the termination fee and expense reimbursement provisions described under Section 11(b)—"The Merger Agreement—Fees and Expenses" of this Offer to Purchase and the definition of a Superior Proposal described under Section 11(b)—"The Merger Agreement—No Solicitation" of this Offer to Purchase were acceptable.

        On January 7, 2009, the ad hoc committee and certain other directors met to discuss the viability and value creation potential of certain possible operational restructuring initiatives under discussion that AMO could undertake if it determined to stay independent. After a discussion, the directors present determined that, in addition to the timing and execution risks relating to the implementation of these initiatives, the issues relating to continued compliance with AMO's financial covenants under its senior credit facility and the anticipated redemption exercises of AMO's 2.5% Convertible Notes in January 2010 would remain outstanding even if such restructuring initiatives were successfully implemented. The ad hoc committee subsequently reported to the AMO Board at its January 11, 2009 meeting that it did not believe that undertaking the possible operational restructuring alternatives would provide value to stockholders as an independent company that was superior to that offered in the proposed transaction with Abbott.

        From January 5, 2009 to January 11, 2009, representatives of AMO and Abbott and their respective legal counsel had further discussions to finalize the terms and conditions of the draft agreement and plan of merger and the related documents, and exchanged drafts of the agreement and plan of merger, and Abbott finalized its financial and legal due diligence review.

        Abbott received a written opinion of Morgan Stanley dated January 9, 2009 to the effect that, as of that date and based on and subject to the various assumptions, matters considered and limitations described in its opinion, the transaction was fair from a financial point of view to Abbott.

        On January 11, 2009, the AMO Board held a meeting with members of AMO's executive leadership team and representatives of AMO's legal and financial advisors. Prior to the meeting, the AMO Board received the draft agreement and plan of merger in substantially final form, draft tender and support agreements in substantially final form, proposed AMO Board resolutions, and financial presentations from Goldman Sachs and UBS. At the meeting, representatives of Skadden Arps discussed the substantive changes to the agreement and plan of merger from the draft previously presented to the AMO Board on January 5, 2009. Also at this meeting, Goldman Sachs reviewed with the AMO Board its financial analysis of the $22.00 per share consideration and delivered to the AMO Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated January 11, 2009, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $22.00 per share consideration to be received in the Offer and the Merger by holders of AMO Common Stock was fair, from a financial point of view, to such holders. In addition, UBS reviewed with the AMO Board its financial analysis of the $22.00 per share consideration and delivered to the AMO Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated January 11, 2009, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $22.00 per share consideration to be received in the Offer and the Merger, taken together, by holders of AMO Common Stock (other than certain stockholders of AMO who have entered into tender and support agreements with Abbott and their respective affiliates) was fair, from a financial point of view, to such holders. After discussion, the AMO Board unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of AMO and the stockholders of AMO, (ii) approved and declared advisable the Merger Agreement and the Support Agreements and the transactions contemplated by the Merger Agreement and the Support Agreements, including the Offer and the Merger, and (iii) recommended that the stockholders of AMO accept the Offer and tender their shares to the Purchaser in the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger.

        On January 11, 2009, AMO, Abbott and the Purchaser executed and delivered the Merger Agreement and related documents. On January 12, 2009 before the stock market opened, AMO and Abbott issued a joint press release announcing the transaction.

11.   Purpose of the Offer; the Merger Agreement; the Support Agreements; the Employment and Retention Agreement; the Nondisclosure Agreement; the Personal Data Transfer Agreement; Statutory Requirements; Appraisal Rights; "Going Private" Transactions; Plans for AMO; Recent Developments Relating to AMO

        (a)    Purpose of the Offer.    The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, AMO. The Offer, as the first step in the acquisition of AMO, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of AMO not purchased pursuant to the Offer or otherwise.

        (b)    The Merger Agreement.    The following summary description of the material terms of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which Abbott and the Purchaser have filed as an exhibit to the Schedule TO, which you may examine and copy as set forth in Section 9—"Certain Information Concerning Abbott and the Purchaser" of this Offer to Purchase.

        The Offer.    The Merger Agreement provides that the Purchaser will commence the Offer within eleven business days of the date of the initial public announcement of the Merger Agreement, and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, as set forth in Section 14—"Conditions of the Offer" of this Offer to Purchase, the Purchaser will purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of AMO, the Purchaser will not (i) decrease the Offer Price payable in the Offer, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, (v) amend or modify the other conditions to the Offer described in Section 14—"Conditions of the Offer" of this Offer to Purchase in a manner adverse to the holders of Shares, (vi) extend the Expiration Date other than in accordance with the Merger Agreement, or (vii) amend any other term of the Offer that is adverse to the stockholders of AMO.

        The Purchaser may, without the consent of AMO, extend the Offer for such period as it determines if, on or prior to then scheduled Expiration Date, any of the conditions set forth in Section 14—"Conditions of the Offer" of this Offer to Purchase have not been satisfied or waived. However, such extension will be in increments of no more than ten business days if all of the conditions to the Offer other than the Minimum Condition have been satisfied or waived at such Expiration Date.

        Subject to its right to terminate the Merger Agreement, the Purchaser must extend the Offer for successive periods of up to ten business days each, the length of each such period to be determined by the Purchaser in its sole discretion, if, on or prior to the then scheduled Expiration Date, any of the conditions to the Offer have not been satisfied or waived by Abbott or the Purchaser. However, the Purchaser will not be required to extend the Offer (i) beyond the Termination Date or (ii) after AMO delivers, or is required to deliver, to Abbott a notice with respect to an Acquisition Proposal that has been received by AMO, its subsidiaries, or a representative of AMO (as described under Section 11(b)—"The Merger Agreement—Fiduciary Right of Termination" of this Offer to Purchase) except to the extent that prior to such Expiration Date (a) the Acquisition Proposal giving rise to such notice has been withdrawn or the AMO Board has rejected the Acquisition Proposal, (b) the AMO Board has reconfirmed the AMO Board Recommendation, and (c) the withdrawal or rejection of such Acquisition Proposal and the reconfirmation of the AMO Board Recommendation have been publicly announced by AMO. The Purchaser must also extend the Expiration Date for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff or the NYSE.

        In the event that the Purchaser waives any condition set forth in Section 14—"Conditions of the Offer" of this Offer to Purchase, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to stockholders of AMO, require that the Offer remain open for an additional period of time and that Abbott and the Purchaser disseminate information concerning such waiver. The Purchaser acknowledges that Rule 14e-1(c) under the Exchange Act requires the Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

        Following the Purchaser's acceptance and payment for Shares tendered in the Offer, the Purchaser may, in order to enable it to acquire 90% of the Shares then outstanding (determined on a fully diluted basis), provide for a subsequent offering period (and one or more extensions thereof) of three to 20 business days as provided in Rule 14d-11 under the Exchange Act. A subsequent offering period, if one is provided, will allow stockholders of AMO to tender Shares after the Expiration Date and receive the same consideration that was paid in the Offer. In a subsequent offering period, Shares may be tendered in the Offer (except that Shares tendered may not be withdrawn) and the Purchaser will immediately accept and promptly pay for Shares as they are tendered. In the event that the Purchaser elects to provide a subsequent offering period, it will provide an announcement to that effect along with the results of the Offer to a national news service no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. The Expiration Date for the Offer is currently scheduled for 12:00 midnight, New York City time, on Tuesday, February 24, 2009.

        Subject to the prior satisfaction or waiver of the conditions to the Offer, the Purchaser will, and Abbott will cause the Purchaser to, accept for payment, and pay for, all Shares validly tendered and not properly withdrawn pursuant to the Offer as promptly as practicable following the Expiration Date.

        Recommendation.    The AMO Board has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of AMO and the stockholders of AMO, (ii) approved and declared advisable the Merger Agreement and the Support Agreements and the transactions contemplated by the Merger Agreement and the Support Agreements, including the Offer and the Merger, and (iii) recommended that the stockholders of AMO accept the Offer and tender their Shares to the Purchaser in the Offer and, to the extent applicable, adopt the Merger Agreement and approve the Merger.

        Top-Up Option.    AMO granted the Purchaser a Top-Up Option, exercisable once upon the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, the Top-Up Shares, which are equal to the lowest number of Shares that, when added to the number of Shares owned by Abbott, the Purchaser and their affiliates at the time of such exercise, will constitute one Share more than 90% of the outstanding Shares. The Top-Up Option is not exercisable for a number of Shares in excess of the number of authorized Shares available for issuance (giving effect to Shares reserved for issuance under AMO's equity plans as if such Shares were outstanding). The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Purchaser to effect a merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the stockholders of AMO would otherwise be assured because of Abbott's and the Purchaser's collective ownership of a majority of the Shares following completion of the Offer. The Top-Up Option will terminate upon the earlier of (a) the fifth business day after the later of (1) Expiration Date and (2) the expiration of any subsequent offering period and (b) the termination of the Merger Agreement in accordance with its terms.

        The obligation of AMO to deliver the Top-Up Shares is subject to the conditions that (i) no provision of any applicable law (other than the rules and regulations of the NYSE) and no judgment, injunction, order or decree prohibits the exercise of the Top-Up Option or the delivery of Top-Up Shares, (ii) immediately after the issuance of the Top-Up Shares, the number of Shares owned by Abbott, the Purchaser and their affiliates constitutes one Share more than 90% of the number of Shares that are outstanding and (iii) the Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn in the Offer. The Purchaser may pay the aggregate price for the Top-Up Shares either entirely in cash or, at the Purchaser's election, by (a) paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and (b) executing and delivering to AMO a promissory note having a principal amount equal to the balance of the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (a). Any such promissory note will be full recourse against Abbott and the Purchaser and (i) will bear interest at the rate of 2% per annum, (ii) will mature on the first anniversary of the date of execution and delivery of such promissory note and (iii) may be prepaid, in whole or in part, without premium or penalty.

        Directors.    The Merger Agreement provides that, promptly upon the purchase by the Purchaser pursuant to the Offer of such number of Shares as will satisfy the Minimum Condition (the "Appointment Time"), and for so long thereafter as Abbott and the Purchaser own in aggregate more than 50% of the outstanding Shares and subject to certain requirements discussed below and set forth in the Merger Agreement, the Purchaser will be entitled to designate such number of directors, rounded up to the nearest whole number, on the AMO Board as will give the Purchaser representation on the AMO Board equal to the product of the total number of directors on the AMO Board (giving effect to any increase in the number of directors so elected pursuant to the Merger Agreement) and the percentage that such number of Shares so purchased bears to the total number of Shares then outstanding. AMO will, upon the Purchaser's request, promptly increase the size of the AMO Board or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide the Purchaser with such level of representation and will cause the Purchaser's designees to be so elected or appointed. Subject to certain requirements discussed in this paragraph below, AMO will, at such times, cause individuals designated by the Purchaser to constitute the same percentage as such individuals represent of the AMO Board (but no less than a majority) on the following: (a) each committee of the AMO Board, other than any committee of the AMO Board established to take action under the Merger Agreement which committee must be composed only of Continuing Directors (as defined below), (b) each board of directors and each committee thereof of each wholly-owned subsidiary of AMO and (c) the designees, appointees or other similar representatives of AMO on each board of directors (or other similar governing body) and each committee thereof of each non-wholly-owned subsidiary. In the event that the Purchaser's designees are elected or designated to the AMO Board, then, until the time the Merger becomes effective (as described under "—The Merger"), AMO will cause the AMO Board to maintain at least three directors who were members of the AMO Board on the date of the Merger Agreement and who are not officers of AMO and who are independent directors for purposes of the continued listing requirements of the NYSE (the "Continuing Directors"). If the number of Continuing Directors is reduced below three for any reason, the remaining Continuing Directors will be entitled to elect or designate a person meeting the foregoing criteria to fill such vacancy who will be deemed to be a Continuing Director for purposes of the Merger Agreement. If no Continuing Directors then remain, the other directors will designate three individuals meeting the foregoing criteria to fill such vacancies, and such persons will be deemed to be Continuing Directors for purposes of the Merger Agreement. Following the Appointment Time and prior to the Effective Time (as defined under "—The Merger"), so long as there is at least one Continuing Director, Abbott and the Purchaser will cause any amendment or termination of the Merger Agreement requiring action by the AMO Board, any extension of time for the performance of any of the obligations or other acts of the Purchaser or Abbott under the Merger Agreement and any waiver of compliance with any of the agreements or conditions under the Merger Agreement for the benefit of AMO or any exercise of AMO's rights or remedies under the Merger Agreement not to be effected without the concurrence of a majority of the Continuing Directors (or of the sole Continuing Director if there then is only one Continuing Director).

        The Merger.    The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into AMO. Following the Merger, the separate corporate existence of the Purchaser will cease and AMO will continue as the Surviving Corporation and will become a wholly-owned subsidiary of Abbott. The Merger will become effective at the time the certificate of merger has been duly filed with the Secretary of State of the State of Delaware or such other date and time as is agreed upon by Abbott and AMO and specified in the certificate of merger (the "Effective Time"). See "—Appraisal Rights."

        Charter, By-Laws, Directors and Officers.    AMO's Amended and Restated Certificate of Incorporation, as in effect immediately prior to the Effective Time, will be amended and restated in its entirety as of the Effective Time to read as the certificate of incorporation of the Purchaser in effect immediately prior to the Effective Time, and the bylaws of the Purchaser in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation. From and after the Effective Time, the officers of AMO will be the officers of the Surviving Corporation and the director of the Purchaser will be the director of the Surviving Corporation.

        AMO Stockholder Meeting; Proxy.    AMO has agreed, pursuant to the Merger Agreement, that, if, after the date and time that Shares are accepted for payment in the Offer (the "Acceptance Time"), approval of the stockholders of AMO is required under applicable law to consummate the Merger, it will, acting through the AMO Board, in accordance with and subject to the requirements of applicable law, (i) as promptly as practicable after the Acceptance Time, in consultation with Abbott, duly set a record date for, and within five business days after receipt of SEC clearance of a proxy statement or information statement (the "Proxy Statement") for a special meeting (the "Special Meeting") of its stockholders to consider adoption of the Merger Agreement and approval of the Merger, call and give notice of the Special Meeting, (ii) as promptly as practicable after the Acceptance Time, file the Proxy Statement with the SEC and, within five business days after receipt of SEC clearance of the Proxy Statement, cause the Proxy Statement to be printed and mailed to the stockholders of AMO, (iii) solicit from its stockholders proxies in favor of the adoption of the Merger Agreement and approval of the Merger, and secure any approval of the stockholders of AMO that is required by applicable law to effect the Merger, and (iv) convene and hold the Special Meeting.

        The Merger Agreement provides that at the Special Meeting, Abbott will vote, or cause to be voted, all of the Shares then owned by Abbott or the Purchaser, or with respect to which Abbott or the Purchaser otherwise has, directly or indirectly, sole vote power in favor of the adoption of the Merger Agreement and approval of the Merger. If the Minimum Condition is satisfied and the other conditions to the Offer are satisfied or waived and the Offer is completed, the Purchaser will own a sufficient number of Shares to ensure that the Merger will be approved by the stockholders of AMO, even if no other stockholder votes in favor of the Merger.

        The Merger Agreement further provides that, notwithstanding the foregoing, if after the Acceptance Time and, if applicable, the expiration of any subsequent offering period provided by the Purchaser and, if applicable, the exercise of the Top-Up Option, Abbott and the Purchaser then hold of record at least 90% of the outstanding Shares (including the issuance of any Top-Up Shares), the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Acceptance Time without a meeting of the stockholders of AMO in accordance with Section 253 of the DGCL. See "—Appraisal Rights."

        Conversion of Securities.    By virtue of the Merger and without any action on the part of the stockholders of AMO, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (including each share of restricted stock outstanding under the AMO Equity Plans) other than (a) Shares held in the treasury of AMO or owned by Abbott, the Purchaser or any of their wholly-owned subsidiaries, which Shares will be cancelled and cease to exist without any payment in respect thereof, and (b) Shares held by a holder (a "Dissenting Stockholder") that is entitled to demand and properly demands appraisal for those Shares in accordance with the provisions of Section 262 of the DGCL ("Section 262"), which Shares will only be entitled to the rights granted under Section 262, will be canceled and cease to exist and will be converted into and represent the right to receive the Merger Consideration.

        At the Effective Time, each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of Abbott, the Purchaser or AMO, be converted into and become one newly and validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

        Treatment of AMO Stock Options.    Under the Merger Agreement, outstanding and unexercised options (whether or not vested or exercisable prior to or as a result of the consummation of the Merger) to purchase Shares ("AMO Stock Options") under the AMO Equity Plans will be assumed by Abbott and converted into options to purchase shares of common stock of Abbott. Each AMO Stock Option so converted will continue to have, and be subject to, substantially the same terms and conditions as were applicable under the AMO Equity Plans and the documents governing the AMO Stock Options immediately before the Effective Time, except that (a) each AMO Stock Option will be exercisable for that number of common shares, without par value, of Abbott (the "Abbott Common Stock") (rounded down to the nearest whole share) equal to the product of (1) the number of Shares of AMO Common Stock subject to such AMO Stock Option and (2) the quotient obtained by dividing (A) the Merger Consideration by (B) the per share closing sale price of Abbott Common Stock reported on the NYSE Composite Tape on the trading day immediately prior to the date on which the Effective Time occurs (such quotient, the "Exchange Ratio") and (b) the per share exercise price for the shares of Abbott Common Stock issuable upon exercise of the AMO Stock Options will be equal to the quotient obtained by dividing (1) the per share exercise price for the Shares of AMO Common Stock subject to such AMO Stock Option by (2) the Exchange Ratio (rounded up to the nearest whole cent).

        Treatment of AMO Restricted Stock and Restricted Stock Units.    Under the Merger Agreement, as of the date of purchase of Shares pursuant to the Offer, each unvested share of restricted stock and restricted stock unit awarded under the AMO Equity Plans will vest in full and will be settled for vested shares of AMO Common Stock in accordance with the terms of the applicable AMO Equity Plan, which shares of AMO Common Stock will be converted into the right to receive the Merger Consideration at the Effective Time.

        Treatment of AMO Employee Stock Purchase Plans.    Under the Merger Agreement, the offerings in progress as of the date of the Merger Agreement under the ESPPs will continue, and the Shares will be issued to participants thereunder on the next currently scheduled purchase dates occurring after the date of the Merger Agreement and prior to the Effective Time. In accordance with the terms of the relevant ESPP, any offering in progress as of the Effective Time will be shortened, and each then-outstanding option under the ESPPs will be exercised automatically on the business day immediately preceding the Effective Time. AMO will terminate each ESPP as of or prior to the Effective Time.

        Representations and Warranties.    Pursuant to the Merger Agreement, Abbott and the Purchaser have made customary representations and warranties to AMO with respect to, among other matters, Abbott's and the Purchaser's organization and qualification; Abbott's and the Purchaser's authority; conflicts; required filings and consents; litigation; ownership of AMO capital stock; operations of the Purchaser; brokers; and sufficient funds.

        Pursuant to the Merger Agreement, AMO has made customary representations and warranties to Abbott and the Purchaser with respect to, among other matters, its organization and qualification; its certificate of incorporation and bylaws; capitalization; authority and stockholder approval; no conflicts; required filings and consents; litigation; compliance and permits; SEC filings, financial statements and corporate governance; disclosure controls and procedures; absence of certain changes or events; undisclosed liabilities; agreements, contracts and commitments; employee benefit plans, stock options and employment agreements; labor matters; properties and encumbrances; taxes; environmental matters; intellectual property; products; certain other regulatory compliance; the unlawful practice of medicine; compliance with health care laws; brokers; anti-takeover statute and charter provisions; insurance; the rights agreement and opinions of financial advisors.

        The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties, and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

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  have been qualified by information set forth in a confidential disclosure schedule exchanged by the parties in connection with signing the Merger Agreement, which information modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

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  will not survive consummation of the Merger;

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  may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the Merger Agreement if those statements turn out to be inaccurate; and

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  were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.

        Reasonable Efforts; HSR Act Filings; Notification.    The Merger Agreement obligates each of Abbott, the Purchaser and AMO to (i) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the transactions contemplated by the Merger Agreement, (ii) use its reasonable best efforts to make promptly any required submissions under the HSR Act or the EC Merger Regulation and any submissions under any applicable foreign competition laws that are required to be made, or that Abbott and AMO mutually agree should be made, with respect to the Offer, the Merger and the transactions contemplated by the Merger Agreement, (iii) to cooperate with one another (A) in promptly determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any law or from other parties to contracts or instruments material to AMO's business in connection with the consummation of the Offer, the Merger and the transactions contemplated by the Merger Agreement and (B) in promptly making any such filings, furnishing information in connection therewith and seeking to obtain timely any consents, permits, authorizations, approvals or waivers required to be made or which AMO and Abbott mutually agree should be made.

        In the event that any action, suit, proceeding or investigation relating to the Merger Agreement or to the transactions contemplated by the Merger Agreement is commenced, Abbott, the Purchaser and AMO have agreed to cooperate and use their reasonable best efforts to defend vigorously against it and respond thereto and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement.

        Public Announcements.    The Merger Agreement provides that Abbott and AMO will each obtain the other's prior written consent (which will not be unreasonably withheld, conditioned or delayed) before issuing any public release or announcement with respect to the Offer, the Merger and the transactions contemplated by the Merger Agreement, except as may be required by applicable law or the rules and regulations of any applicable governmental entity to which the relevant party is subject.

        Indemnification; Directors' and Officers' Insurance.    Pursuant to the Merger Agreement, Abbott has agreed, for six years after the Effective Time, to provide indemnification and exculpation for (i) each person who is or has been, as of the date of the Merger Agreement, or who becomes, prior to the Effective Time, an officer or director of AMO or any of its subsidiaries and (ii) individuals that are party to certain indemnification agreements set forth in the Merger Agreement (collectively, the "Indemnified Parties") that is at least as favorable to such person as the exculpation and indemnification provided to the Indemnified Parties by AMO and its subsidiaries immediately prior to the date of the Merger Agreement under AMO's Amended and Restated Certificate of Incorporation, AMO's Amended and Restated Bylaws, the governance documents of AMO's subsidiaries and the indemnification agreements set forth in the Merger Agreement, as applicable. Abbott's and the Surviving Corporation's indemnification obligations will not be terminated or modified in a way that adversely affects any Indemnified Party without the written consent of such Indemnified Party.

        Pursuant to the Merger Agreement, Abbott also has agreed that it (a) will cause to be maintained in effect, for a period of six years after the Effective Time, the current policy of AMO's directors' and officers' and fiduciary liability insurance covering each person who was covered under such policy maintained by AMO as of the date of the Merger Agreement with respect to acts or omissions occurring at or prior to the Effective Time or (b) obtain, in consultation with AMO, a prepaid directors' and officers' liability insurance policy covering acts or omissions at or prior to the Effective Time for a period of six years after the Effective Time, with respect to those persons who are currently covered by the current policy of AMO's directors' and officers' and fiduciary liability insurance on terms with respect to such coverage and amounts no less favorable to such indemnified persons than those of the current policy of AMO's directors' and officers' and fiduciary liability insurance; provided that (i) Abbott's obligation will not extend or otherwise increase the obligations of AMO to provide coverage for acts or omissions of directors or officers of any person or entity acquired by AMO prior to the date of the Merger Agreement beyond the terms provided for in the agreements with respect to such transactions, (ii) Abbott may substitute one or more policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the persons currently covered by AMO's policy, (iii) Abbott will not be required to pay any annual premium for such insurance coverage or any substitutes with respect thereto in excess of 250% of the annual premium in effect on the date of the Merger Agreement, and (iv) if the premium for such coverage or any substitutes therefore exceeds such amount, Abbott will purchase a substitute policy with the greatest coverage available for such 250% amount.

        Employee Benefit Arrangements.    With respect to employee benefit matters, the Merger Agreement provides that, until December 31, 2009, the Surviving Corporation will provide employees of AMO or any of its subsidiaries who are located in the United States with employee benefits that are substantially comparable in the aggregate to those benefits that were provided to such employees under AMO's employee benefit plans immediately prior to the Effective Time (excluding any equity compensation arrangements made available to such employees prior to the Effective Time); provided, however, that neither Abbott nor the Surviving Corporation (or any of their respective affiliates) will be under any obligation to retain any employee or group of employees of AMO or any of its subsidiaries other than as required by applicable law. With respect to any "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), maintained by Abbott or any of its subsidiaries (excluding any retiree healthcare plans or programs and any equity compensation arrangement) in which any director, officer or employee of AMO or any of its subsidiaries ("AMO Employees") will participate effective as of the Effective Time, Abbott will, or Abbott will cause the Surviving Corporation to, recognize all service of AMO Employees with AMO or any of its subsidiaries prior to the Effective Time for vesting or eligibility purposes (but not for purposes of early retirement subsidies under any defined benefit pension plan or benefit accrual purposes, except for vacation, if applicable) in any employee benefit plan maintained by Abbott or any of its subsidiaries in which such AMO Employees may be eligible to participate after the Effective Time; provided that such service will not be recognized to the extent that such recognition would result in a duplication of benefits or to the extent that such service was not recognized under the corresponding AMO employee benefit plan.

        Prior to the Purchaser's acceptance of the Shares, AMO has agreed to take all necessary steps to cause each agreement, arrangement or understanding entered into by AMO or its subsidiaries on or after the date of the Merger Agreement, with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act, which requires, among other things, the approval of such agreements, arrangements or understandings by a committee of independent directors of AMO.

        Conduct of AMO's Operations.    The Merger Agreement obligates AMO during the period from the date of the Merger Agreement to the Effective Time, unless Abbott otherwise consents in writing, to conduct its and to cause its subsidiaries to conduct their operations only in the ordinary course of business consistent with past practice, except as expressly contemplated by the Merger Agreement, as required by applicable law or as set forth in the disclosure schedule to the Merger Agreement. The Merger Agreement also obligates AMO to use its reasonable best efforts to preserve its present relationships with customers, suppliers, employees, licensees, licensors, partners and other persons and entities with which it or any of its subsidiaries has significant business relations. Without limiting the generality of the foregoing, between the date of the Merger Agreement and the Effective Time, neither AMO nor any of its subsidiaries will, except as otherwise expressly contemplated by the Merger Agreement, as required by applicable law or as set forth in the disclosure schedule to the Merger Agreement, without the prior written consent of Abbott:

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  amend or otherwise change AMO's Amended and Restated Certificate of Incorporation or AMO's Amended and Restated Bylaws or any similar governing instruments of its subsidiaries;

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  issue, sell, transfer, pledge, redeem, accelerate rights under, dispose of or encumber, or authorize the issuance, sale, transfer, pledge, redemption, acceleration of rights under, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, or any other ownership interest (including any phantom interest) in AMO or any of its subsidiaries (except for the issuance of Shares reserved for issuance on the date of the Merger Agreement pursuant to the exercise of AMO Stock Options and vesting of outstanding restricted stock and restricted stock units, and the acceleration of vesting of AMO Stock Options and outstanding restricted stock and restricted stock units as contemplated by the AMO Equity Plans, and the issuance of Shares pursuant to, and in accordance with, the ESPPs);

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  sell, pledge, mortgage, dispose of, lease, or encumber any assets, tangible or intangible (including any real property), of AMO or any of its subsidiaries or permit to exist any lien thereupon other than (a) sales of assets not to exceed $2 million in the aggregate and (b) sales of products in the ordinary course of AMO's business consistent with past practice;

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  with respect to intellectual property owned by AMO or any of its subsidiaries and with respect to any rights to intellectual property granted under any material license, sublicense or other agreement of AMO or any of its subsidiaries, (a) transfer, assign or license to any person or entity any rights to intellectual property (except that AMO may enter into standard, non-exclusive end-user licenses and standard distributor agreements for the sole purpose of allowing distributors to sell products to end-users in the ordinary course of AMO's business consistent with past practice), (b) abandon, permit to lapse or otherwise dispose of any intellectual property, (c) grant any lien on any intellectual property, or (d) make any material change in any intellectual property that reasonably could be expected to impair such intellectual property or AMO's or its subsidiaries' rights with respect thereto;

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  enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or distribution or other exclusive rights of any type or scope with respect to any of AMO's products or technology;

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  (a) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a direct or indirect wholly-owned subsidiary of AMO may declare and pay a dividend to its parent, (b) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (c) purchase, repurchase, redeem or otherwise acquire, directly or indirectly, or permit any of its subsidiaries to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, or any option, warrant or right, to acquire any such securities, or propose to do any of the foregoing;

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  (a) (1) acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein, in each case, with a value in excess of $1 million individually or $5 million in the aggregate, (2) enter into any new line of business, (3) make any capital contribution or investment in any joint venture (except as required pursuant to terms of a material contract in effect as of the date of the Merger Agreement), or (4) create any subsidiaries; (b) incur any indebtedness for or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the material obligations of any person or entity (other than a wholly-owned subsidiary), except in the ordinary course of AMO's business and consistent with past practice; (c) enter into, renew, fail to renew, amend or terminate any material lease relating to real property; (d) adopt or implement any new stockholder rights plan; (e) authorize any capital expenditures or purchase of fixed assets which are in excess of $1 million for any individual expenditure or purchase or in excess of $10 million in the aggregate for all such expenditures and purchases, for AMO and its subsidiaries taken as a whole; (f) modify its standard warranty terms for its products or amend or modify any product warranties in effect as of the date of the Merger Agreement in any manner that is adverse to AMO or any of its subsidiaries, other than extensions of warranties in the ordinary course of AMO's business consistent with past practice; or (g) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by the foregoing;

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  (a) increase the compensation payable or to become payable to its current or former directors, officers or employees, (b) hire or promote any person as or to an officer or appoint any director of AMO, (c) hire or promote any employee below officer except to fill a vacancy in the ordinary course of AMO's business consistent with past practice, (d) make or forgive any loan or advance to employees or directors (other than loans or advances of reasonable relocation and travel expenses in the ordinary course of AMO's business consistent with past practice), (e) except as may be required by applicable law or existing written agreements or employee benefit plans, grant any severance or termination pay to, or modify, amend, terminate or adopt, or promise to modify, amend, terminate or adopt, any employee benefit plan, (f) establish, adopt, enter into or amend any collective bargaining agreement, compensation plan, program or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees of AMO or any of its subsidiaries (except as may be necessary to maintain proper qualification under the Code or other laws), (g) pay any discretionary bonuses to any officer of AMO, other than the discretionary bonuses for fiscal year 2008 that are payable under AMO's currently effective bonus plans and programs, (h) make any awards of equity in AMO or any of its subsidiaries or any rights to receive equity in AMO or any of its subsidiaries, (i) amend any existing stock option or other equity-based compensation or enter into any agreement under which any stock option or other equity-based compensation would be required to be issued, (j) except as set forth in writing by Abbott for the express purpose of communications with employees of AMO or any of its subsidiaries, make any representation or commitment to, or enter into any formal or informal understanding with any employee of AMO or any of its subsidiaries with respect to compensation, benefits, or terms of employment to be provided by Abbott, the Purchaser, or any of their subsidiaries at or subsequent to the Effective Time, or (k) materially change any actuarial assumption or other assumption used to calculate funding obligations with respect to any pension or retirement plan, or change the manner in which contributions to any such plan are made or the basis on which such contributions are determined (except as may be required by law or certain disclosed contractual commitments that are existing as of the date of the Merger Agreement);

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  take any action to change accounting policies or procedures (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), change any material assumption underlying, or method of calculating, any bad debt contingency or other reserve, except in each case as required to conform to generally accepted accounting principles as applied in the United States ("GAAP") or applicable law;

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  make any material tax election inconsistent with past practice, change any material tax election already made, settle or compromise any federal or material state, local or foreign tax liability, file any amended tax return with respect to any tax, change any annual tax accounting period, enter into any closing agreement relating to any tax, claim or surrender any right to claim a material tax refund, agree to an extension of a statute of limitations with respect to any federal or material state, local or foreign tax, fail to file any material tax return when due (or, alternatively, fail to file for available extensions) or fail to cause such material tax returns when filed to be complete and accurate, or fail to pay any taxes when due;

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  fail to pay material accounts payable and other material obligations in the ordinary course of AMO's business consistent with past practice (other than those disputed in good faith);

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  materially accelerate the collection of accounts receivable, modify the payment terms of any accounts receivable other than in the ordinary course of AMO's business consistent with past practice, or sell, securitize, factor or otherwise transfer any accounts receivable;

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  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of AMO or any of its subsidiaries (other than the Merger or as expressly provided in the Merger Agreement);

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  (a) at any time within the 90-day period before the Effective Time, without complying fully with the notice and other requirements of the Worker Adjustment and Retraining Notification Act or any comparable state or local law, effectuate (1) a "plant closing" affecting any single site of employment or one or more facilities or operating units within any single site of employment of AMO or any of its subsidiaries; or (2) a "mass layoff" at any single site of employment or one or more facilities or operating units within any single site of employment of AMO or any of its subsidiaries, or (b) otherwise terminate or lay off employees in such numbers as to give rise to material liability under any applicable laws respecting the payment of severance pay, separation pay, termination pay, pay in lieu of notice of termination, redundancy pay, or the payment of any other compensation, premium or penalty upon termination of employment, reduction of hours, or temporary or permanent layoffs;

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  (a) authorize, enter into, renew, extend, terminate or amend, or waive, release or assign any material rights or claims with respect to (1) any contract or arrangement with revenues or payments in excess of $5 million other than in the ordinary course of AMO's business consistent with past practice, unless such contract or arrangement is terminable without payment or penalty upon AMO or its subsidiaries giving no more than thirty days' notice, (2) any joint venture, partnership or other similar arrangement, or (3) any material contract other than in the ordinary course of AMO's business consistent with past practice, or (b) engage in any transaction or series of transactions with any affiliate that would constitute a related party transaction under the rules and regulations of the SEC or AMO's policy governing such transactions;

  •
  agree to or otherwise settle, compromise or otherwise resolve in whole or in part any litigation, actions, suits, actual, potential or threatened claims, investigations or proceedings, whether pending on the date hereof or hereafter made or brought, which settlement or compromise would, individually or in the aggregate, result in (a) amounts payable to or by AMO or its subsidiaries in excess of an agreed amount, (b) any relief, other than the payment by AMO of a liquidated amount in cash, including debarment, corporate integrity agreements, any undertaking restricting the operation's of AMO's business or the granting of licenses, deferred prosecution agreements, consent decrees, plea agreements or mandatory or permissive exclusion, seizure or detention of product, withdrawal of approval or authorization for product marketing, or notification, repair or replacement, but excluding customary non-material settlement undertakings such as confidentiality agreements, mutual covenants not to sue and cross-releases of the claims subject to the proceeding, (c) any other administrative action brought by, or civil settlements with, (1) the U.S. Food and Drug Administration or the U.S. Department of Justice arising under the Federal Food, Drug and Cosmetic Act of 1938, as amended, or comparable applicable laws, or (2) any foreign governmental entity arising under applicable laws comparable to the laws described in the preceding clause (1), or (d) the settlement of any litigation relating to the transactions contemplated by the Merger Agreement;

  •
  take any action that would reasonably be expected to result in any of the conditions to the Offer not being satisfied;

  •
  make any material change to timing or size of orders of product shipped to customers, trade, or distributors other than in the ordinary course of AMO's business consistent with past practice; or

  •
  authorize or make any commitment to do any of the foregoing.

        No Solicitation.    From the date of the Merger Agreement to the Acceptance Time, AMO will not, and will cause its subsidiaries and its or its subsidiaries' directors, officers, employees, agents or advisors (including attorneys, accountants, consultants, bankers and financial advisors) (collectively, "Representatives") not to, directly or indirectly: (i) initiate, solicit or knowingly take any action to facilitate or encourage (including by way of providing information) the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to an Acquisition Proposal (as defined below), or engage in any discussions or negotiations with respect thereto; (ii) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal; (iii) withdraw (or change, amend, modify or qualify in a manner adverse to Abbott or the Purchaser), or propose publicly to withdraw (or change, amend, modify or qualify, in a manner adverse to Abbott or the Purchaser), or otherwise make any statement or proposal inconsistent with the AMO Board Recommendation (any action or failure to act set forth in the foregoing clauses (ii) or (iii), a "Change of Board Recommendation"); or (iv) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal or enter into any contract or agreement in principle that is intended or would reasonably be expected to lead to an Acquisition Proposal or that would reasonably be expected to cause AMO to abandon, terminate or breach its obligations under the Merger Agreement or fail to consummate the transactions contemplated by the Merger Agreement. In addition, AMO agreed to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons or entities conducted prior to the execution of the Merger Agreement by AMO, its subsidiaries or any Representative of AMO with respect to any Acquisition Proposal and cause to be returned or destroyed all confidential information provided by or on behalf of AMO or any of its subsidiaries to such person or entity to the extent that AMO is entitled to have such documents returned or destroyed.

        Notwithstanding the foregoing, if at any time from the date of the Merger Agreement to the Acceptance Time, (i) AMO has received an Acquisition Proposal from a third party that was not initiated, solicited, or knowingly facilitated or encouraged by AMO and that did not otherwise result from a breach of AMO's obligations with respect to an Acquisition Proposal under the Merger Agreement, (ii) the AMO Board determines in good faith, after consultation with financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined below) and (iii) after consultation with its outside counsel, the AMO Board determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of AMO under applicable law, then AMO may (a) enter into a confidentiality agreement that contains provisions that are no less favorable in the aggregate to AMO than those contained in the Nondisclosure Agreement and a data privacy agreement that contains provisions that are no less favorable in the aggregate to AMO than those contained in the Personal Data Transfer Agreement, (b) furnish information with respect to AMO and its subsidiaries to the person or entity making such Acquisition Proposal and (c) participate in discussions or negotiations with the person or entity making such Acquisition Proposal regarding such Acquisition Proposal; provided that AMO (x) will promptly (and in any event within 24 hours) notify Abbott orally and in writing of any determination concerning an Acquisition Proposal, (y) will not, and will not allow its subsidiaries and AMO's Representatives to, disclose any information to such person or entity without first entering into a confidentiality agreement that contains provisions that are no less favorable in the aggregate to AMO than those contained in the Nondisclosure Agreement and a data privacy agreement that contains provisions that are no less favorable in the aggregate to AMO than those contained in the Personal Data Transfer Agreement, and (z) will promptly provide to Abbott any information concerning AMO or its subsidiaries provided to such other person or entity that was not previously provided to Abbott.

        AMO will promptly notify Abbott in writing of any Acquisition Proposal (and in any event within 24 hours following the receipt of the Acquisition Proposal), such notice to include the identity of the person or entity making the Acquisition Proposal and a copy of the Acquisition Proposal and any related documentation or correspondence or, where no such copy is available, a reasonably detailed description of the Acquisition Proposal. AMO will keep Abbott reasonably informed on a current basis (and in no event later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any Acquisition Proposal, any discussions and negotiations with respect thereto, and the material terms and conditions thereof, including by providing a copy of all material documentation or correspondence relating thereto that is exchanged between the person or entity making the Acquisition Proposal (or its Representatives) and AMO (or its Representatives). AMO will not, and will cause its subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission under, any standstill or confidentiality agreement, contract or instrument to which AMO or any of its subsidiaries is a party.

        "Acquisition Proposal" means any offer or proposal, or filing of any regulatory application or notice (whether in draft or final form), or public disclosure of an intention to do any of the foregoing, by any person or entity other than Abbott, the Purchaser or any of their respective subsidiaries concerning any (i) merger, consolidation, other business combination or similar transaction involving AMO or any of its subsidiaries, (ii) sale, lease, license or other disposition, directly or indirectly, whether by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of AMO (including equity securities of any of its subsidiaries) or any of its subsidiaries representing 15% or more of the consolidated assets, revenues or net income of AMO and its subsidiaries, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of equity securities representing 15% or more of the voting power of AMO, (iv) transaction or series of transactions in which any person or entity would acquire beneficial ownership or the right to acquire beneficial ownership, or any group (as defined in Section 13(d) of the Exchange Act) has been formed which beneficially owns or has the right to acquire beneficial ownership, of equity securities representing 15% or more of the voting power of AMO or (v) any combination of the foregoing.

        "Superior Proposal" means a written Acquisition Proposal (except the references therein to "15%" are replaced by "a majority") made by a third party which did not arise out of a breach of the provisions of the Merger Agreement described under "—No Solicitation" by AMO, any of its subsidiaries, any Representative of AMO or any other affiliate of AMO and which, in the good faith judgment of the AMO Board (after consultation with financial advisors and outside counsel), taking into account the various legal, financial and regulatory aspects of the proposal, including the financing terms thereof, any antitrust or competition law approvals or non-objections, and the person or entity making such proposal, (a) if accepted, is reasonably likely to be consummated, and (b) if consummated, would result in a transaction that is more favorable to the stockholders of AMO, from a financial point of view, than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may be offered by Abbott as described below under "—Fiduciary Right of Termination").

        Fiduciary Right of Termination.    If AMO receives an Acquisition Proposal that the AMO Board concludes in good faith, after consultation with outside counsel and financial advisors, constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms of the Merger Agreement that may be offered by Abbott, the AMO Board may at any time prior to the Acceptance Time, (a) effect a Change of Board Recommendation with respect to such Superior Proposal and/or (b) terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that AMO may not terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal unless (1) AMO has not breached the provisions of the Merger Agreement described under "—No Solicitation," (2)(A) AMO has provided prior written notice to Abbott, at least five business days in advance, of its intention to take such action with respect to such Superior Proposal, which notice specifies the material terms and conditions of such Superior Proposal, and has contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents (any amendment to the financial terms or any other material term of such Superior Proposal will require a new notice and a new notice period of three business days) and (B) AMO has, and has caused the Representatives of AMO to, negotiate with Abbott in good faith to make adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, and (3) the AMO Board has taken into account any such adjustments to the terms of the Merger Agreement proposed by Abbott. In addition, AMO may not terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal unless, substantially concurrently with the termination, AMO pays the Breakup Fee (as described under "—Fees and

Expenses") and otherwise complies with the provisions of the Merger Agreement described under "—Fees and Expenses."

        Senior Subordinated Notes Tender Offer.    The Merger Agreement provides that, if elected by Abbott, AMO (and, if elected by Abbott, the Purchaser) will commence a tender offer (the "7 1/2% Notes Tender Offer") for all of AMO's 7 1/2% Senior Subordinated Notes due 2017 (the "7 1/2% Notes"). As part of any such tender offer, the Purchaser and AMO will use reasonable best efforts to solicit the consent of the holders of the 7 1/2% Notes to amend, eliminate or waive certain sections of the indenture governing the 7 1/2% Notes, as proposed by Abbott. The aggregate consideration payable to each holder of 7 1/2% Notes pursuant to the tender offer will be an amount in cash established and funded by Abbott.

        Funds for Payment of Debt.    Under the Merger Agreement, from and after the Acceptance Time, Abbott has agreed that it will (i) advance AMO cash or cash equivalents, or (ii) provide access to committed or available credit facilities or other borrowings or (iii) otherwise fund in such combination as Abbott may determine, in each case on terms and conditions no less favorable to AMO than the existing terms of AMO's Credit Agreement, dated as of April 2, 2007, as amended, amounts sufficient to enable AMO to comply with its obligations in connection with the 7 1/2% Notes Tender Offer and its obligations under its Credit Agreement and the indentures governing the 7 1/2% Notes, AMO's 2.5% Convertible Notes, AMO's 1.375% Convertible Senior Subordinated Notes due 2025 (the "1.375% Convertible Notes") and AMO's 3.25% Convertible Senior Subordinated Notes due 2026 (together with the 2.5% Convertible Notes and the 1.375% Convertible Notes, the "Convertible Senior Subordinated Notes"), and pay any and all fees and expenses, including prepayment penalties, required in connection with the foregoing.

        Access to Information.    The Merger Agreement provides that AMO will, and will cause its subsidiaries and Representatives to, (i) provide Abbott, the Purchaser and their Representatives with full access, at reasonable times upon prior notice, to the officers, employees, agents, properties, offices and other facilities of AMO and its subsidiaries and to their books and records, (ii) upon notice by Abbott, provide Abbott and the Purchaser with the reasonable opportunity to communicate with AMO Employees they expect to retain with respect to the benefits and compensation of such employees following the Acceptance Time, (iii) furnish promptly such financial, operating and other data concerning AMO and its subsidiaries as Abbott or its Representatives may request in writing and (iv) provide Abbott and the Purchaser with reasonable access to stock transfer records and other information related to the ownership of capital stock of AMO as Abbott may request. Abbott will keep the information so obtained confidential pursuant to the terms of the Nondisclosure Agreement.

        Notice of Changes.    From the date of the Merger Agreement until the Effective Time, each party to the Merger Agreement will promptly notify the other party of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Offer, the Merger or any other transaction contemplated by the Merger Agreement not to be satisfied or (b) the failure of AMO or Abbott, as the case may be, to comply with or satisfy any covenant, condition or agreement required to be complied with or satisfied by it pursuant to the Merger Agreement that would reasonably be expected to result in any condition to the obligations of any party to effect the Offer, the Merger or any other transaction contemplated by the Merger Agreement not to be satisfied. Delivery of any notice will not cure any breach of any representation, warranty, covenant or agreement contained in the Merger Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

        Conditions to Consummation of the Merger.    Pursuant to the Merger Agreement, the respective obligations of Abbott, the Purchaser and AMO to consummate the Merger are subject to the satisfaction or waiver, at or prior to the Effective Time, of each of the following conditions:

  •
  if and to the extent required by applicable law, the Merger Agreement has been adopted and the Merger approved by the requisite vote of the stockholders of AMO;

  •
  the consummation of the Merger is not then restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other governmental entity, and there is not in effect any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any governmental entity that prevents the consummation of the Merger;

  •
  any applicable waiting period under the HSR Act has expired or been terminated and the Commission of the European Communities has issued a merger control clearance pursuant to the EC Merger Regulation; and

  •
  the Purchaser has accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn in the Offer.

        Termination.    The Merger Agreement may be terminated and the Merger may be abandoned:

  (i)
  by mutual written consent of Abbott and AMO at any time prior to the Effective Time (whether before or after approval of the Merger Agreement by the stockholders of AMO);

  (ii)
  by either Abbott or AMO if the Offer expires as a result of the non-satisfaction of any condition to the Offer set forth in Section 14—"Conditions of the Offer" of this Offer to Purchase or is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder, at any time prior to the Termination Date. The right to terminate the Merger Agreement under this paragraph (ii) will not be available to any party to the Merger Agreement whose breach of the Merger Agreement has been the cause of, or resulted in, the failure of the Offer to be consummated on or prior to such date;

  (iii)
  by either Abbott or AMO, prior to the Acceptance Time, if any governmental entity having jurisdiction over AMO, Abbott or the Purchaser has issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger substantially as contemplated by the Merger Agreement, and such order, decree, ruling or other action has become final and non-appealable, if the party seeking to terminate the Merger Agreement has used reasonable best efforts to cause any such order, decree, ruling or action to be vacated or lifted or to ameliorate the effects thereof;

  (iv)
  by Abbott, prior to the Acceptance Time, if (A) a Change of Board Recommendation has occurred; (B) AMO or the AMO Board (1) approves, adopts or recommends any Acquisition Proposal or (2) approves or recommends, or enters into or allows AMO or any of its subsidiaries to enter into, any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal; (C) the AMO Board fails publicly to reaffirm its recommendation of the Merger Agreement and the transactions contemplated thereby (1) within ten business days of receipt of a written request by Abbott to provide such reaffirmation following an Acquisition Proposal (provided only one such reaffirmation request per Acquisition Proposal and one additional reaffirmation request per each amendment thereof and supplement thereto may be made by Abbott) or (2) if the Termination Date is less than ten business days (but more than four business days) from the receipt of such a request by Abbott following an Acquisition Proposal, by the close of business on the business day immediately preceding the Termination Date; (D) AMO breaches, in any material respect, any of its obligations described under "—No Solicitation" or "—Fiduciary Right of Termination"; or (E) AMO or the AMO Board authorizes or publicly proposes to do any of the actions specified in clause (A) or (B) above;

  (v)
  by AMO, at any time prior to the Acceptance Time, if the AMO Board determines to accept a Superior Proposal, but only if AMO has complied in all respects with its obligations described under "—No Solicitation" and "—Fiduciary Right of Termination"; provided, however, that AMO pays the Breakup Fee to Abbott concurrently with such termination;

  (vi)
  by Abbott, at any time prior to the Acceptance Time, if (A) there exists a breach of or inaccuracy in any representation or warranty of AMO contained in the Merger Agreement or breach of any covenant of AMO contained in the Merger Agreement, in any case, such that any condition set forth in Section 14—"Conditions of the Offer" of this Offer to Purchase or "—Conditions to Consummation of the Merger" is not or would not be satisfied, (B) Abbott has delivered to AMO written notice of such inaccuracy or breach, and (C) either such inaccuracy or breach is not capable of cure or at least 20 business days have elapsed since the date of delivery of such written notice to AMO and such inaccuracy or breach has not been cured; provided, however, that Abbott will not be permitted to terminate the Merger Agreement under this paragraph (vi) if (X) any material covenant of Abbott or the Purchaser contained in the Merger Agreement has been breached in any material respect, and such breach has not been cured, or (Y) there exists a material breach of or inaccuracy in any representation or warranty of Abbott or the Purchaser contained in the Merger Agreement that has not been cured; or

  (vii)
  by AMO, at any time prior to the Acceptance Time, if (A) there exists a breach of or inaccuracy in any representation or warranty of Abbott or the Purchaser contained in the Merger Agreement or breach of any covenant of Abbott or the Purchaser contained in the Merger Agreement that has had, or is reasonably likely to have, individually or in the aggregate, a material adverse effect upon Abbott's or the Purchaser's ability to consummate the Offer, (B) AMO has delivered to Abbott written notice of such inaccuracy or breach, and (C) either such inaccuracy or breach is not capable of cure or at least 20 business days have elapsed since the date of delivery of such written notice to Abbott and such inaccuracy or breach has not been cured; provided, however, that AMO will not be permitted to terminate the Merger Agreement under this paragraph (vii) if (X) any material covenant of AMO contained in the Merger Agreement has been breached in any material respect, and such breach has not been cured, or (Y) there exists a material breach of or inaccuracy in any representation or warranty of AMO contained in the Merger Agreement that has not been cured.

        Effect of Termination.    In the event of the termination of the Merger Agreement as set forth in "—Termination," the Merger Agreement will become void, without any liability or obligation on the part of any party to the Merger Agreement, other than the obligations described below under "—Fees and Expenses" and certain specified provisions, which provisions will survive any such termination; provided that no party will be relieved from liability for any willful breach of the Merger Agreement.

        Fees and Expenses.    AMO must pay to Abbott a fee equal to $98.5 million (the "Breakup Fee") if the Merger Agreement is terminated pursuant to paragraphs (iv) or (v) described under "—Termination." AMO also must pay the Breakup Fee if (a) the Merger Agreement is terminated pursuant to paragraph (ii) described under "—Termination" by reason of the failure of the Minimum Condition or pursuant to paragraph (vi) described under "—Termination" by reason of a breach by AMO of any representation, warranty or covenant of AMO contained in the Merger Agreement that AMO has failed to cure in accordance with the notice and cure provisions under paragraph (vi)

described under "—Termination," (b) prior to the date of the termination of the Merger Agreement, an Acquisition Proposal has been publicly disclosed or otherwise communicated to AMO or the AMO Board and not withdrawn, and (c)(1) within twelve months after such termination of the Merger Agreement, AMO enters into a definitive agreement with respect to (or consummates) a transaction contemplated by any Acquisition Proposal or (2) a tender or exchange offer or other Acquisition Proposal is first publicly announced within twelve months of such termination and is subsequently consummated; provided that for the purpose of this sentence, the references to 15% in the definition of "Acquisition Proposal" will be deemed references to 35%.

        In addition, in the event the Merger Agreement is terminated (a) by Abbott pursuant to paragraph (vi) described under "—Termination" or (b) by Abbott or AMO pursuant to paragraph (ii) described under "—Termination" by reason of a failure of any of the conditions specified in paragraphs (iii)(c), (d) or (e) under Section 14—"Conditions of the Offer" of this Offer to Purchase, AMO will pay to Abbott an amount equal to the sum of Abbott's and the Purchaser's documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants) incurred in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and the transactions contemplated thereby, including the preparation, printing, filing and mailing of the Offer documents and the Proxy Statement and any solicitation of stockholder approvals and all other matters related to the transactions contemplated by the Merger Agreement up to an amount equal to $20 million. The agreements regarding fees and expenses are an integral part of the transactions contemplated by the Merger Agreement and do not constitute a penalty.

        Amendment.    The Merger Agreement may be amended by AMO, Abbott and the Purchaser at any time prior to the Effective Time; provided, however, that after approval of the Merger by the stockholders of AMO, no amendment will be made that, by law or in accordance with the rules of any relevant stock exchange, requires further approval by the stockholders of AMO, without such further approval. Any amendment must be made by an instrument in writing signed on behalf of each of AMO, Abbott and the Purchaser.

        Waiver.    At any time prior to the Effective Time, Abbott and the Purchaser (with respect to AMO) and AMO (with respect to Abbott and the Purchaser) may (i) extend the time for the performance of any of the obligations or other acts of such party to the Merger Agreement, (ii) waive any breach or inaccuracy in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement.

        (c)    The Support Agreements.    The following summary description of the material terms of the Support Agreements is qualified in its entirety by reference to the Support Agreements, which are filed as exhibits to the Schedule TO, which you may examine and copy as set forth in Section 8—"Certain Information Concerning AMO" and Section 9—"Certain Information Concerning Abbott and the Purchaser" of this Offer to Purchase.

        On January 11, 2009, concurrently with the execution of, and in order to induce Abbott and the Purchaser to enter into, the Merger Agreement, each of the Principal Stockholders entered into Support Agreements with Abbott and the Purchaser. The Support Agreements provide, among other things, that each Principal Stockholder will, during the Term (as defined below), validly tender all of such Principal Stockholder's shares of AMO Common Stock no later than five business days prior to the Expiration Date and, prior to the end of the Term, will not withdraw from the Offer any of such Principal Stockholder's shares of AMO Common Stock. As of January 11, 2009, the Principal Stockholders owned 8,932,456 Shares or approximately 12.5% of the outstanding Shares (on a fully diluted basis).

        The Support Agreements further provide that at any meeting of the stockholders of AMO held during the Term, however called, or if action by written consent of the stockholders of AMO is sought during the Term, each Principal Stockholder will, or will cause the holder of record on any applicable record date to: (a) vote (or execute a consent with respect to) the shares of AMO Common Stock in favor of the Merger; (b) vote (or execute a consent with respect to) the shares of AMO Common Stock against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of AMO under the Merger Agreement; and (c) vote (or execute a consent with respect to) the shares of AMO Common Stock against any action or agreement (other than the Merger Agreement or the transactions contemplated by the Merger Agreement) that would, directly or indirectly, impede, interfere with, delay, postpone or, directly or indirectly, discourage the Offer or the Merger.

        In addition, each Principal Stockholder irrevocably granted to, and appointed, Abbott and any individual designated in writing by Abbott, and each of them individually, as such Principal Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Principal Stockholder, solely to vote the shares of AMO Common Stock, or grant a consent or approval in respect of the shares of AMO Common Stock in a manner consistent with the terms of this paragraph and the preceding paragraph. The irrevocable proxy is coupled with an interest and may under no circumstances be revoked and was executed and intended to be irrevocable in accordance with the provisions of Section 212 of the DGCL. The irrevocable proxy granted thereunder will automatically terminate upon the earlier of (a) the end of the Term of the Support Agreements (as described below) or (b) termination of the applicable Support Agreement in accordance with its terms.

        During the Term, no Principal Stockholders will, directly or indirectly, sell or otherwise transfer, or dispose of or grant any interest in any of the shares of AMO Common Stock or any direct or indirect economic or other interest in those shares or securities convertible into shares of AMO Common Stock or any voting rights with respect to any of those shares, or agree to do any of the foregoing (a "Transfer"), other than transfers thereof (a) pursuant to the Offer or the Merger; (b) with Abbott's prior written consent; (c) the transfer of shares of AMO Common Stock between and among accounts that are solely controlled by such Principal Stockholder, if at all times such accounts hold shares of AMO Common Stock, and which do not place prohibitions or restrictions on the ability of such Principal Stockholder to perform any of its agreements or obligations under the Support Agreements; (d) to any affiliate of the Principal Stockholder who executes a similar Support Agreement; or (e) with respect to ValueAct, between ValueAct Capital Master Fund, L.P. and Value Act Capital Master Fund III, L.P. The term "Transfer" also includes any pledge, hypothecation, encumbrance, assignment or constructive sale or other disposition of such security or the record or beneficial ownership thereof, the offer to make a sale, transfer, constructive sale or other disposition, and each agreement, arrangement or understanding whether or not in writing, to effect any of the foregoing. As used in the Support Agreements, the term "constructive sale" means a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any transaction that has substantially the same effect as any of the foregoing. Each of the Principal Stockholders will use commercially reasonable efforts to take or cause to be taken, all actions, and to do or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the transactions contemplated by the Support Agreements.

        Each Principal Stockholder agreed that it will not, and will not permit any of its subsidiaries or, subject to actions taken in his or her capacity as an officer or member of the AMO Board or, subject to the limitations of the Merger Agreement, actions taken with respect to an Acquisition Proposal as an officer or member of the AMO Board, any of its directors, officers, employees and representatives, directly or indirectly, to: (i) initiate, solicit or knowingly take any action to facilitate or encourage the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, an Acquisition Proposal, or engage in any discussions or negotiations with respect thereto, or (ii) enter into any contract or agreement in principle that is intended or would reasonably be expected to lead to an Acquisition Proposal or that would reasonably be expected to cause AMO to abandon, terminate or breach its obligations under the Merger Agreement or fail to consummate the transactions contemplated by the Merger Agreement. Each Principal Stockholder agreed to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any person or entity conducted prior to the execution of the Support Agreement with respect to any Acquisition Proposal. In addition, each Principal Stockholder will promptly (but no later than 24 hours following such receipt) advise Abbott of the receipt, directly or indirectly, of any inquiries or proposals or participation in discussions or negotiations, relating to a proposal that constitutes or may reasonably be expected to lead to an Acquisition Proposal in the same manner as is required of AMO under the Merger Agreement under similar circumstances.

        The Support Agreements apply to the Principal Stockholders solely in their capacity as stockholders of AMO.

        The term of each Support Agreement (the "Term") commences on January 11, 2009 and terminates on the earliest of (a) the mutual written consent of the parties to the Support Agreement, (b) the Effective Time, (c) the termination of the Merger Agreement in accordance with its terms, and (d) the amendment of the Offer or the Merger Agreement to provide for a reduction in the Offer Price or a change in the form of consideration to be paid in the Offer.

        (d)    The Employment and Retention Agreement.    James V. Mazzo, AMO's Chairman and Chief Executive Officer, has entered into an employment and retention agreement (the "Employment Agreement") with Abbott and AMO, the terms of which are contingent upon the closing of the Merger and become effective at the Effective Time of the Merger.

        Under the terms and conditions of the Employment Agreement, Mr. Mazzo will serve as Senior Vice President, President, AMO, and his initial base salary will be $775,000 and future salary increases will be based on merit according to overall performance and in line with Abbott's performance and merit criteria in accordance with other similarly situated officers of Abbott. In lieu of the payments due to Mr. Mazzo under the change in control provisions of his existing employment agreement with AMO, Mr. Mazzo will be entitled to receive: (i) a lump sum cash payment equal to $2,325,000, plus an additional gross-up amount for taxes as contemplated under his existing employment agreement with AMO, at the Effective Time of the Merger; (ii) an additional lump sum cash payment equal to $2,325,000, plus an additional gross-up amount for taxes as contemplated under his existing employment agreement with AMO, if: (a) Mr. Mazzo remains an employee of Abbott or AMO as of the six-month anniversary of the Effective Time; (b) Mr. Mazzo's employment is terminated by Abbott or AMO prior to the six-month anniversary of the Effective Time of the Merger for any reason, other than as a result of a discharge for cause (as defined in his existing employment agreement with AMO); (c) Mr. Mazzo's employment is terminated by him prior to the six-month anniversary of the Effective Time of the Merger in a voluntary resignation for good reason (as defined in his existing employment agreement with AMO, except that a substantial diminution or adverse modification in his reporting relationship will not constitute good reason); or (d) Mr. Mazzo's employment is terminated prior to the six-month anniversary of the Effective Time of the Merger due to death or disability; (iii) an additional lump sum cash payment equal to $1,500,000, plus an additional gross-up amount, on the first anniversary of the Effective Time of the Merger if Mr. Mazzo remains an employee of Abbott or of AMO; and (iv) an additional lump sum cash payment equal to $1,500,000, plus an additional gross-up amount, on the eighteen month anniversary of the Effective Time of the Merger if Mr. Mazzo remains an employee of Abbott or of AMO.

        In addition, Mr. Mazzo will be eligible to participate in Abbott's performance incentive plan. Mr. Mazzo's participation target will be 100% of his base salary in accordance with other similarly situated officers of Abbott. As soon as practicable following the Effective Time of the Merger, Mr. Mazzo will be awarded (i) 30,000 shares of restricted stock of Abbott, which will vest ratably over three years; and (ii) 20,000 shares of restricted stock of Abbott, which will vest after eighteen months of employment with Abbott or of AMO.

        (e)    The Nondisclosure Agreement.    Abbott and AMO are parties to the Nondisclosure Agreement. The Nondisclosure Agreement provides, among other things, that Abbott and AMO will keep all information, data, reports, interpretations, forecasts and records concerning, and furnished by, Abbott or AMO, as applicable, or its Representatives and all notes, reports, analyses, compilations, studies and other materials prepared by Abbott or AMO, as applicable, or its Representatives containing, reflecting or based upon any such information or reflecting such party's review or view of, or interest in, a possible transaction with Abbott or AMO, as applicable, confidential and will not disclose such information to any other person (except to such Representatives that have a need to know such information for the purpose of evaluating a transaction) without the consent of Abbott or AMO, as applicable.

        (f)    The Personal Data Transfer Agreement.    In connection with the provision by AMO to Abbott of certain human resources, clinical and commercial data, AMO and Abbott entered into the Personal Data Transfer Agreement with respect to the transfer of personal data related to AMO foreign employee and foreign employee benefit plans. AMO agreed that it will ensure that none of the personal data disclosed to Abbott contains certain personal information considered to be sensitive under European Union Directive 95/46/EC. Abbott agreed, among other things, to process and use, and ensure that its affiliates process and use, all personal data received from AMO only for the purpose of a possible transaction between Abbott and AMO. The obligations under the Personal Data Transfer Agreement will cease to apply upon consummation by AMO and Abbott of a transaction.

        (g)    Statutory Requirements.    The DGCL requires, among other things, that the Merger Agreement must be approved by the holders of at least a majority of the shares of each class of AMO's capital stock outstanding and entitled to vote. Consequently, if required by the DGCL, AMO will call and hold the Special Meeting promptly following the consummation of the Offer for the purposes of voting upon the approval of the Merger Agreement. At such Special Meeting all Shares then owned by Abbott or the Purchaser will be voted in favor of the approval of the Merger Agreement. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding Shares (which would be the case if the Minimum Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of AMO. Notwithstanding the foregoing, if the Purchaser acquires 90% or more of the outstanding Shares through the Offer or otherwise, the Purchaser may effect the Merger without the Special Meeting or any other action on the part of any other stockholder.

        (h)    Appraisal Rights.    Appraisal rights are not available in connection with the Offer, and stockholders of AMO who tender Shares in the Offer will not have appraisal rights in connection with the Merger. If the Merger is consummated, however, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder's Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder.

        Any such judicial determination of the fair value of the Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares. Stockholders of AMO should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. In this regard, stockholders of AMO should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under Section 262.

        Abbott does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any Dissenting Stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Shares held immediately prior to the Effective Time by such Dissenting Stockholder. However, Abbott may cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

        The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders of AMO desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law, which will be set forth in their entirety in the Proxy Statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger.

        All Shares that are issued and outstanding immediately prior to the Effective Time and that are held by a Dissenting Stockholder who complies in all respects with the provisions of Section 262 (the "Dissenting Shares") will not be converted into the right to receive the Merger Consideration, and will instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262.

        If a Dissenting Stockholder fails to perfect or otherwise waives, withdraws or loses its right to appraisal of its Shares under Section 262 or other applicable law, then the right of that Dissenting Stockholder to be paid the fair value of such Dissenting Shares will cease and such Dissenting Shares will be deemed to have been converted, as of the Effective Time of the Merger, into and shall be exchangeable solely for the right to receive the Merger Consideration, without interest, upon surrender of such stockholder's Certificates in the manner provided in the Merger Agreement.

        With respect to any demand for appraisal of Shares under Section 262:

  •
  AMO will give Abbott prompt notice of any demands received by AMO for appraisal of Shares, attempted withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by AMO relating to rights to be paid for the fair value of Dissenting Shares; and

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  Abbott will have the right to participate in and control all negotiations and proceedings with respect to demands for appraisal.

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  AMO will not, except with Abbott's prior written consent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any demands for appraisal, or approve any withdrawal of any demands for appraisal, or agree to do any of the foregoing.

        (i)    "Going Private" Transactions.    The SEC has adopted Rule 13e-3 promulgated under the Exchange Act ("Rule 13e-3"), which is applicable to certain "going private" transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (1) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (2) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Abbott and the Purchaser believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, the stockholders of AMO will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in the transaction be filed with the SEC and disclosed to stockholders prior to the consummation of the transaction.

        (j)    Plans for AMO.    Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of AMO will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Abbott will continue to evaluate the business and operations of AMO during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Abbott intends to review such information as part of a comprehensive review of AMO's business, operations, capitalization and management with a view to optimizing development of AMO's potential in conjunction with Abbott's existing business.

        The AMO Board has approved the Merger and the Merger Agreement. Depending upon the number of Shares purchased by the Purchaser pursuant to the Offer, the AMO Board may be required to submit the Merger Agreement to the stockholders of AMO for their approval. AMO has agreed to obtain stockholder approval of the Merger Agreement and the Merger, if required, as promptly as practicable following the consummation of the Offer, and to promptly prepare and file the Proxy Statement with the SEC and cause the Proxy Statement to be mailed to the stockholders of AMO. If stockholder approval is required, the Merger Agreement must be approved by the affirmative vote of holders of a majority of the outstanding Shares.

        If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger Agreement by written consent or at the Special Meeting without the affirmative vote of any other stockholder of AMO. The Purchaser has agreed to vote for or enter into a written consent with respect to all Shares acquired by the Purchaser in the Offer to cause the approval of the Merger. If the Purchaser acquires at least 90% of the then-issued and outstanding Shares pursuant to the Offer or otherwise, the Merger will be consummated without the Special Meeting and without the approval of the stockholders of AMO. The Merger Agreement provides that the Purchaser will be merged with and into AMO and that AMO's Amended and Restated Certificate of Incorporation in effect immediately prior to the Effective Time will be amended as of the Effective Time to read as the certificate of incorporation of the Purchaser in effect immediately prior to the Effective Time, and the bylaws of the Purchaser in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation following the Merger.

        (k)    Recent Developments Relating to AMO.    On January 13, 2009, James F. Groen filed a purported class action complaint, Case No. 30-2009-00180085, in the Superior Court of California, County of Orange, on behalf of himself and all other stockholders of AMO against AMO and each of its directors. The complaint alleges that the defendants violated their fiduciary duties of care, loyalty, candor, good faith, and independence to stockholders in connection with the proposed acquisition of AMO by Abbott. Among other things, the complaint specifically alleges that the Merger Agreement fixes a price per share that is inadequate and unfair, and effectively caps the value of AMO Common Stock and precludes competitive bidding through the institution of defensive measures such as an excessive termination fee. The complaint also alleges that the individual defendants are using the proposed acquisition to aggrandize their own financial position at the expense of the stockholders of AMO, have ignored purported conflicts of interests, and have failed to provide stockholders with material information necessary to make an informed decision whether to tender their shares. The complaint seeks declaratory and injunctive relief, including enjoining or rescinding the acquisition to the extent already implemented and requiring the defendants to obtain a transaction which is in the best interests of the stockholders of AMO.

        On January 14, 2009, Edward Earle Butler II filed a purported class action complaint, Case No. 30-2009-00236910, in the Superior Court of California, County of Orange, on behalf of himself and all other stockholders of AMO against AMO and each of its directors. The complaint alleges that the defendants violated their fiduciary duties of care, loyalty, candor, good faith, and independence to stockholders in connection with the proposed acquisition of AMO by Abbott. Among other things, the complaint specifically alleges that the Merger Agreement fixes a price per share that is inadequate and unfair, and effectively caps the value of AMO Common Stock and precludes competitive bidding through the institution of defensive measures such as an excessive termination fee. In addition, the complaint alleges that the defendants' inclusion of a "Top-Up" provision in the Merger Agreement unfairly deprives stockholders of the ability to decide whether to approve the proposed acquisition by granting Abbott the option to purchase newly issued AMO Shares up to 19.9% of AMO's total outstanding Shares, thus potentially allowing Abbott to obtain the more than 90% control of the company necessary to effectuate a short-form merger without having obtained more than 90% control from the Offer. The complaint also alleges that the individual defendants are using the proposed acquisition to aggrandize their own financial position at the expense of the stockholders of AMO, have ignored purported conflicts of interests, and have failed to provide stockholders with material information necessary to make an informed decision whether to tender their Shares. The complaint seeks declaratory and injunctive relief, including enjoining or rescinding the acquisition to the extent already implemented and requiring the defendants to obtain a transaction which is in the best interests of the stockholders of AMO.

        On January 15, 2009, Maria Lourdes Palafox filed a purported class action complaint, Case No. 30-2009-00237603, in the Superior Court of California, County of Orange, on behalf of herself and all other stockholders of AMO against AMO, each of its directors, Abbott, and the Purchaser. The complaint alleges that the AMO defendants violated their fiduciary duties of care, loyalty, candor, good faith, and independence to stockholders in connection with the proposed acquisition of AMO by Abbott. Among other things, the complaint specifically alleges that the Merger Agreement fixes a price per share that is inadequate and unfair, and effectively caps the value of AMO Common Stock and precludes competitive bidding through the institution of defensive measures such as "no shop" and "standstill" provisions and an excessive termination fee. The complaint also alleges that the individual defendants are using the proposed acquisition to aggrandize their own financial position at the expense of the stockholders of AMO, have ignored purported conflicts of interests, and have failed to provide stockholders with material information necessary to make an informed decision whether to tender their Shares. The complaint alleges that Abbott and the Purchaser aided and abetted AMO directors in the alleged breach of fiduciary duty. The complaint seeks rescissory damages, an accounting, and declaratory and injunctive relief, including enjoining or rescinding the acquisition to the extent already implemented and requiring the defendants to obtain a transaction which is in the best interests of the stockholders of AMO.

        While the lawsuits described above are at their preliminary stages, AMO has advised that the claims in the lawsuits are without merit, and intends to vigorously defend them.

12.   Source and Amount of Funds

        The Purchaser estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger and to pay related fees and expenses will be approximately $2.9 billion. Abbott will ensure that the Purchaser has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger. Abbott will have available on the Expiration Date the necessary funds from its cash on hand to complete the Offer and the Merger, and will cause the Purchaser to have sufficient funds available to complete the Offer and the Merger.

13.   Dividends and Distributions

        The Merger Agreement provides that, without the prior written consent of Abbott, AMO will not, and will not permit any of its subsidiaries to, prior to the Effective Time (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a direct or indirect wholly-owned subsidiary of AMO may declare and pay a dividend to its parent. See Section 11(b)—"The Merger Agreement—Conduct of AMO's Operations."

14.   Conditions of the Offer

        Notwithstanding any other provisions of the Offer, the Purchaser will not be required to, and Abbott will not be required to cause the Purchaser to, accept for payment, purchase or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for any validly tendered Shares and may delay the acceptance for payment of, purchase or, subject to the restrictions referred to above, the payment for, any validly tendered Shares, if (i) the Minimum Condition (as defined below) has not been satisfied at the Expiration Date, (ii) the applicable waiting period under the HSR Act has not expired or been terminated at or prior to the Expiration Date or the Commission of the European Communities has not issued a merger control clearance pursuant to the EC Merger Regulation, or (iii) any of the following conditions exist or has occurred, and is continuing at the Expiration Date:

          (a)   there is pending or threatened in writing any suit, action or proceeding by any governmental entity of competent jurisdiction against Abbott, the Purchaser, AMO or any of its subsidiaries in connection with the Offer or the Merger, (1) challenging the acquisition by Abbott or the Purchaser of any Shares pursuant to the Offer or seeking to make illegal, restrain or prohibit the making or consummation of the Offer or the Merger, (2) seeking to prohibit or impose material limitations on the ability of Abbott or the Purchaser, or otherwise to render Abbott or the Purchaser unable, to accept for payment, pay for or purchase any or all of the Shares pursuant to the Offer or the Merger, or seeking to require divestiture of any or all of the Shares to be purchased pursuant to the Offer or in the Merger, (3) seeking to prohibit or impose any material limitations on the ownership or operation by Abbott, AMO or any of their respective subsidiaries, of all or any material portion of the businesses or assets of Abbott, AMO or any of their respective subsidiaries as a result of or in connection with the Offer, the Merger or the other material transactions contemplated by the Merger Agreement, or otherwise seeking to compel Abbott, AMO or any of their respective subsidiaries to divest, dispose of, license or hold separate any material portion of the businesses or assets of Abbott, AMO or any of their respective subsidiaries as a result of or in connection with the Offer, the Merger or the other material transactions contemplated by the Merger Agreement, or (4) seeking to prohibit or impose material limitations on the ability of Abbott or the Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares to be purchased pursuant to the Offer or the Merger, including the right to vote the Shares purchased by it on all matters properly presented to the stockholders of AMO;

          (b)   there is any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a governmental entity to the Offer, the Merger or any other material transaction contemplated by the Merger Agreement, that (1) has had or would reasonably be expected to have, individually or in the aggregate, directly or indirectly, any of the consequences referred to in clauses (1) through (4) of paragraph (a) above, or (2) has the effect of making the Offer, the Merger or any other material transaction contemplated by the Merger Agreement illegal or that has the effect of prohibiting or otherwise preventing the consummation of the Offer, the Merger or any other transaction contemplated by the Merger Agreement;

          (c)   one or more of the representations and warranties of AMO set forth in the Merger Agreement fails to be true and correct (without giving effect to any limitation as to "materiality" or a Company Material Adverse Effect (as defined below) or similar terms, or references to "substantial compliance" or "substantial conformity" or similar terms contained in such representations and warranties) except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect as if such representations and warranties were made at the time of such determination (except to the extent such representations and warranties relate to an earlier date, in which case only as of such earlier date);

          (d)   AMO has breached or failed, in any material respect, to perform or to comply with any agreement or covenant required to be performed or complied with by it under the Merger Agreement and such breach or failure has not been cured within twenty business days following receipt by AMO of written notice of such breach or failure from Abbott;

          (e)   since the date of the Merger Agreement, a Company Material Adverse Effect has occurred; or

          (f)    the Merger Agreement has been terminated in accordance with its terms.

        The foregoing conditions are for the sole benefit of Abbott and the Purchaser, may be asserted by Abbott or the Purchaser, regardless of the circumstances giving rise to any such conditions, and, except for the Minimum Condition, may be waived by Abbott or the Purchaser in whole or in part at any time and from time to time in their sole discretion, subject to the terms of the Merger Agreement. The failure by Abbott or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

        As defined in the Merger Agreement, the term "Minimum Condition" means that the number of Shares that have been validly tendered in the Offer and not properly withdrawn prior to the Expiration Date, together with the number of Shares then owned of record by Abbott or the Purchaser or with respect to which Abbott or the Purchaser otherwise has, directly or indirectly, sole voting power, represents at least a majority of all outstanding Shares of AMO (determined on a fully diluted basis) entitled to vote (a) in the election of directors or (b) upon the adoption of the Merger Agreement and the approval of the Merger, on the date Shares are accepted for payment. "Fully diluted basis" means, as of any date, (x) the number of Shares outstanding, plus (y) the number of Shares AMO is then required to issue pursuant to options, rights to acquire or other obligations outstanding at such date, including under any employee stock option or other benefit plans, warrants, options, or other securities convertible or exchangeable into or exercisable for Shares, or otherwise (assuming all options and other rights to acquire or obligations to issue such Shares are fully vested and exercisable and all Shares issuable at any time have been issued), including pursuant to the AMO Equity Plans, plus (z) the number of Shares then issuable, if any, under AMO's Convertible Senior Subordinated Notes (but only to the extent the holders of the Convertible Senior Subordinated Notes have the right to acquire Shares upon conversion); provided, that Shares issuable with respect to AMO's preferred stock purchase rights will be excluded from such number.

        As defined in the Merger Agreement, a "Company Material Adverse Effect" means any fact, change, event, development, condition, circumstance, occurrence or effect that, individually or in the aggregate, (a) is, or would reasonably be expected to be, materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of AMO and its subsidiaries, taken as a whole, or (b) prevents, or would reasonably be expected to prevent, consummation of the Offer or the Merger or performance by AMO of any of its material obligations under the Merger Agreement; provided, however, that none of the following facts, changes, events, developments, conditions, circumstances, occurrences or effects will be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (i) changes generally affecting the economy, financial or securities markets or political or regulatory conditions, except to the extent such changes adversely affect AMO and its subsidiaries in a disproportionate manner relative to other participants in the ophthalmic industry; (ii) changes in the ophthalmic industry, except to the extent such changes adversely affect AMO and its subsidiaries in a disproportionate manner relative to other participants in such industry; (iii) any change in law or the authoritative interpretation thereof or GAAP or the interpretation thereof; (iv) acts of war, armed hostility or terrorism, except to the extent such changes adversely affect AMO and its subsidiaries; (v) any change to the extent resulting from or arising out of actions taken at the written request of Abbott and not otherwise in the ordinary course of AMO's business consistent with past practice or not otherwise taken to effectuate the consummation of the transactions contemplated by the Merger Agreement in accordance with the terms of the Merger Agreement; (vi) any change to the extent resulting from Abbott unreasonably withholding its consent to the actions described under "—Conduct of AMO's Operations" and requested to be taken by AMO to Abbott in writing, provided that (A) AMO demonstrates that such consent was unreasonably withheld and (B) the facts and circumstances giving rise to any action requiring such consent may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect; (vii) any failure by AMO to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period ending on or after December 31, 2008 (it being understood and agreed that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect); and (viii) any change in the price or trading volume of the AMO Common Stock on the NYSE (it being understood and agreed that the facts and circumstances giving rise to such change may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect).

15.   Legal Matters; Required Regulatory Approvals

        Except as set forth in this Offer to Purchase, based on Abbott's and the Purchaser's review of publicly available filings by AMO with the SEC and other information regarding AMO, neither Abbott or the Purchaser is aware of any licenses or regulatory permits that appear to be material to the business of AMO and its subsidiaries, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Shares in the Offer. In addition, neither Abbott or the Purchaser is aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency under laws regulating competition, other than the filings under the HSR Act and the EC Merger Regulation (each, as discussed below), that would be required for the Purchaser's acquisition or ownership of the Shares. Should any such approval or other action be required, Abbott and the Purchaser expect to seek such approval or action, except as described under "—State Takeover Laws." Should any such approval or other action be required, Abbott and the Purchaser cannot be certain that Abbott and the Purchaser would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to AMO's or its subsidiaries' businesses, or that certain parts of AMO's, Abbott's, the Purchaser's or any of their respective subsidiaries' businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, the Purchaser may not be required to purchase any Shares in the Offer. See the "Introduction" to this Offer to Purchase and Section 14—"Conditions of the Offer" of this Offer to Purchase for a description of the conditions to the Offer.

        State Takeover Laws.    A number of states (including Delaware, where AMO is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

        As a Delaware corporation, AMO is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an "interested stockholder" (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

        AMO has represented in the Merger Agreement that its board of directors has approved, for purposes of Section 203 of the DGCL, the Merger and the Support Agreements and the other transactions contemplated by the Merger Agreement and the Support Agreements, such that Section 203 of the DGCL does not apply to the Merger Agreement, the Support Agreements or the transactions contemplated by the Merger Agreement or the Support Agreements. The Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement, the Support Agreements or the transactions contemplated by the Merger Agreement or the Support Agreements, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger, the Merger Agreement or the Support Agreements, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14—"Conditions of the Offer."

        Antitrust.    Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to Abbott by virtue of the Purchaser's acquisition of Shares in the Offer and the Merger.

        Under the HSR Act, the purchase of Shares pursuant to the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated. Abbott filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares pursuant to the Offer and the Merger on January 21, 2009, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on February 5, 2009, unless earlier terminated or Abbott receives a request for additional information or documentary material prior to that time. If, within the 15 calendar day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material from Abbott, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Abbott's substantial compliance with that request unless earlier terminated. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although AMO is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither AMO's failure to make those filings nor a request made to AMO from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Shares pursuant to the Offer and the Merger.

        The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as Abbott's acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser's purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer and the Merger, the divestiture of Shares purchased pursuant to the Offer or the divestiture of substantial assets of Abbott, the Purchaser, AMO or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances. See Section 14—"Conditions of the Offer."

        In addition, the Offer is conditioned on the Commission of the European Communities having issued a merger control clearance pursuant to the EC Merger Regulation. The Commission of the European Communities has 25 business days (beginning on the first business day following the date on which a complete notification of the Merger is received by the Commission of the European Communities), which period may be extended to 35 business days under certain circumstances, to issue a decision as to whether to clear the Merger or to initiate a formal investigation. The Commission of the European Communities will initiate a formal investigation if it finds that the Merger gives rise to serious doubts as to its compatibility with the European common market and such doubts cannot be satisfied by remedial commitments offered by the parties during the initial review period. Alternatively, the Commission of the European Communities will decide at the end of the initial review period not to oppose the Merger and will declare it compatible with the European common market. Abbott filed notification of the Merger with the Commission of the European Communities on January 19, 2009.

        If the Commission of the European Communities initiates a formal investigation, it has 90 business days, which period may be extended by up to 35 business days under certain circumstances, following the decision to open the investigation to consider whether the Merger will significantly impede effective competition in the European common market, or a substantial part of it, in particular as a result of the creation or strengthening of a dominant position in any market within the European Economic Area. At the end of this period, the Commission of the European Communities will issue a decision, either declaring the Merger compatible with the European common market or prohibiting its implementation. See Section 14—"Conditions of the Offer."

        Based upon an examination of publicly available information relating to the businesses in which AMO is engaged, Abbott and the Purchaser believe that the acquisition of Shares in the Offer and the Merger should not violate the applicable antitrust laws. Nevertheless, Abbott and the Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 14—"Conditions of the Offer."

16.   Fees and Expenses

        Morgan Stanley & Co. Incorporated ("Morgan Stanley") has provided certain financial advisory services to Abbott in connection with the Offer and the Merger and is acting as Dealer Manager in connection with the Offer. Abbott has agreed to pay Morgan Stanley reasonable and customary compensation for its services as financial advisor and as Dealer Manager and Abbott will reimburse Morgan Stanley for certain out-of-pocket expenses. Abbott has also agreed to indemnify Morgan Stanley and related parties against certain liabilities in connection with Morgan Stanley's engagement, including certain liabilities under United States federal securities laws. In the ordinary course of business, Morgan Stanley and its successors and affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

        Abbott has retained Georgeson Inc. as Information Agent in connection with the Offer. The Information Agent may contact the stockholders of AMO by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. Abbott will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. Abbott has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under United States federal securities laws. In addition, Abbott has retained Computershare Trust Company, N.A. as Depositary in connection with the Offer. Abbott will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under United States federal securities laws.

        Except as set forth above, neither Abbott or the Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for soliciting tenders of Shares pursuant to the Offer. Abbott will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17.   Miscellaneous

        Neither Abbott or the Purchaser is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Abbott or the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Abbott and the Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort, Abbott and the Purchaser cannot comply with the state statute, the Purchaser will not make the Offer to, nor will the Purchaser accept tenders from or on behalf of, stockholders of AMO in that state. Abbott and the Purchaser have filed with the SEC the Schedule TO pursuant to Rule 14d-3 promulgated under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, AMO has filed with the SEC the Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 promulgated under the Exchange Act, setting forth the recommendation of the AMO Board with respect to the Offer and the reasons for the recommendation of the AMO Board and furnishing certain additional related information. A copy of these documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8—"Certain Information Concerning AMO" of this Offer to Purchase and Section 9—"Certain Information Concerning Abbott and the Purchaser" of this Offer to Purchase.

        Neither Abbott nor the Purchaser has authorized any person to give any information or to make any representation on behalf of Abbott or the Purchaser not contained in this Offer to Purchase or in the related Letter of Transmittal, and, if given or made, you should not rely on any such information or representation as having been authorized.

        Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Abbott, the Purchaser, AMO or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

        RAINFOREST ACQUISITION INC.

January 27, 2009

 Schedule I

Directors and Executive Officers of Abbott Laboratories

        The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of Abbott. Unless otherwise indicated, the current business address of each of these individuals is 100 Abbott Park Road, Abbott Park, Illinois 60064-6400, and the current business phone number of each of these individuals is (847) 937-6100. Unless otherwise indicated, each such individual is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Robert J. Alpern, M.D.	Dr. Alpern has been a director of Abbott since 2008. Dr. Alpern has served as Dean of the Yale School of Medicine since 2004. From July 1998 to June 2004, he served as Dean of The University of Texas Southwestern Medical Center. He joined the faculty of The University of Texas Southwestern Medical Center in 1987 as Associate Professor and Chief of the Division of Nephrology. Dr. Alpern also served as Professor of Internal Medicine and held the Ruth W. and Milton P. Levy, Sr. Chair in Molecular Nephrology and the Atticus James Gill, M.D. Chair in Medical Science, while on the faculty of The University of Texas Southwestern Medical Center. Dr. Alpern served on the Scientific Advisory Board of Ilypsa, Inc. from 2004 until 2007 and since 2007 has served on the Scientific Advisory Board of Relypsa. Dr. Alpern also serves as a Director on the Board of Yale—New Haven Hospital.

Roxanne S. Austin	Mrs. Austin has been a director of Abbott since 2000. She is the president of Austin Investment Advisors, a private investment and consulting firm. She served as President and Chief Operating Officer of DIRECTV, Inc. from June 2001 to December 2003. Mrs. Austin also served as Executive Vice President of Hughes Electronics Corporation and as a member of its executive committee until December 2003. From 1997 to June 2001, Mrs. Austin served as the Corporate Senior Vice President and Chief Financial Officer of Hughes Electronics Corporation. Mrs. Austin served as Hughes Electronics' Vice President, Treasurer, Chief Accounting Officer and Controller from December 1996 to July 1997, as its Vice President, Treasurer, and Controller from July 1996 to December 1996, and as its Vice President and Controller from July 1993 to July 1996. Prior to joining Hughes, Mrs. Austin was a partner at the accounting firm Deloitte & Touche. Mrs. Austin earned her B.B.A. degree in accounting from the University of Texas at San Antonio. She serves on the board of trustees of the California Science Center. Mrs. Austin serves on the board of directors of Target Corporation and Teledyne Technologies Inc.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
William M. Daley	Mr. Daley has been a director of Abbott since 2004. He has served as the senior executive of the Midwest region and serves on the JPMorgan Chase & Co. Executive Committee and on its International Council since May 2004. He served as President, SBC Communications, Inc. (diversified telecommunications) from December 2001 to May 2004. Mr. Daley was vice chairman of Evercore Capital Partners L.P. from January to November 2001. From June to December 2000, Mr. Daley served as Chairman of Vice President Albert Gore's 2000 presidential election campaign. Mr. Daley served as the U.S. Secretary of Commerce from January 1997 to June 2000. Mr. Daley serves on the board of directors of The Boeing Company, The Art Institute of Chicago, Joffrey Ballet of Chicago, Loyola University of Chicago, Northwestern Memorial Hospital, and Northwestern University. He also sits on the Council on Foreign Relations. Mr. Daley is a graduate of Loyola University in Chicago and of John Marshall Law School.

W. James Farrell	Mr. Farrell has been a director of Abbott since 2006. He served as the Chairman of Illinois Tool Works Inc. from 1996 to 2006. Mr. Farrell served as Illinois Tool Works' Chief Executive Officer from 1995 to 2005. He serves on the board of directors of Allstate Insurance Company, UAL Corporation and 3M.

H. Laurance Fuller	Mr. Fuller has been a director of Abbott since 1988. He was elected president of Amoco Corporation in 1983 and chairman and chief executive officer in 1991. As the result of the merger of British Petroleum, p.l.c. and Amoco effective December 31, 1998, he became co-chairman of BP Amoco, p.l.c. He retired from that position in April 2000. He is a director of Cabot MicroElectronics Corporation and The Nature Conservatory of South Carolina, and a life trustee of The Orchestral Association and presidential counselor of Cornell University.

William A. Osborn	Mr. Osborn has been a director of Abbott since 2008. Mr. Osborn has been chairman of Northern Trust Corporation since 1995 and served as its chief executive officer from 1995 through 2007. Mr. Osborn is a director of Caterpillar Inc. and Tribune Company. He is a member of the Board of Trustees of the Museum of Science and Industry, Northwestern University, and Northwestern Memorial HealthCare and serves as chairman of the Chicago Symphony Orchestra Association. He holds a B.A. degree and an M.B.A. degree from Northwestern University.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
The Rt. Hon. Lord Owen CH. FRCP	David Owen has been a director of Abbott since 1996. He is Chairman of Europe Steel, Ltd. and a British subject. He was a neurologist and Research Fellow on the Medical Unit of St. Thomas' Hospital, London, from 1962 through 1968 and a member of Parliament for Plymouth in the House of Commons from 1966 until he retired in May of 1992. In 1992, he was created a Life Peer and a Member of the House of Lords. In August of 1992, the European Union appointed him Co-Chairman of the International Conference on Former Yugoslavia. He stepped down in June of 1995. He was chairman of Global Natural Energy p.l.c. from 1995 to 2006. Lord Owen was Secretary for Foreign and Commonwealth Affairs from 1977 to 1979 and Minister of Health from 1974 to 1976.

Boone Powell Jr.	Mr. Powell has been a director of Abbott since 1985. He had been associated with Baylor University Medical Center since 1980 when he was named president and chief executive officer. In August 2001, Mr. Powell retired from his position as Chairman of Baylor Health Care System. Prior to joining Baylor, he was president of Hendrick Medical Center in Abilene, Texas. He is a director of Comerica Bank-Texas, U.S. Oncology and United Surgical Partners International and a fellow of the American College of Health Care Executives. Mr. Powell is a graduate of Baylor University. He received a master's degree in hospital administration from the University of California.

W. Ann Reynolds, Ph.D.	Dr. Reynolds has been a director of Abbott since 1980. Dr. Reynolds served as the President of the University of Alabama at Birmingham from 1997 to 2002 and as director of its Center for Community Outreach and Development from 2002 through 2003. From 1990 to 1997, Dr. Reynolds served as chancellor of The City University of New York. Prior to that, she served as chancellor of The California State University system, provost of the Ohio State University and associate vice chancellor for research and dean of the graduate college of the University of Illinois Medical Center, Chicago. She also held appointments as professor of anatomy, research professor of obstetrics and gynecology, and acting associate dean for academic affairs at the University of Illinois College of Medicine. Dr. Reynolds is a graduate of Emporia State University (Kansas) and holds M.S. and Ph.D. degrees in zoology from the University of Iowa. She is also a director of Humana Inc., Owens-Corning, Invitrogen, and the News Gazette, Champaign, Illinois.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Roy S. Roberts	Mr. Roberts has been a director of Abbott since 1998. Mr. Roberts has served as managing director of Reliant Equity Investors since September 2000. Mr. Roberts retired from General Motors in April 2000. At the time of his retirement, he was group vice president for North American Vehicle Sales, Service and Marketing of General Motors Corporation, having been elected to that position in October 1998. Prior to that time, he was vice president and general manager in charge of Field Sales, Service and Parts for the Vehicle Sales, Service and Marketing Group from August 1998 to October 1998, general manager of the Pontiac-GMC Division from February 1996 to October 1998, and general manager of the GMC Truck Division from October 1992 to February 1996. Mr. Roberts first joined General Motors Corporation in 1977 and became a corporate officer of General Motors Corporation in April 1987. Mr. Roberts earned a bachelor's degree from Western Michigan University. He also completed the Executive Development program at Harvard Business School. He serves as a director of Burlington Northern Santa Fe Corporation and Enova Systems, Inc., as Trustee Emeritus at Western Michigan University, and as past president and on the National Board of Directors for the Boy Scouts of America.

Samuel C. Scott III	Mr. Scott has been a director of Abbott since 2007. Mr. Scott has served as chairman, president and chief executive officer of Corn Products International since 1997. He was president of the Corn Refining Division of CPC International from 1995 through 1997, when CPC International spun off Corn Products International as a separate corporation. Mr. Scott serves on the board of directors of The Bank of New York Mellon, Motorola, Inc., Accion International, Northwestern Memorial Hospital, the Chicago Council on Global Affairs and the Chicago Urban League. He also serves as a trustee of The Conference Board. Mr. Scott graduated from Fairleigh Dickinson University.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
William D. Smithburg	Mr. Smithburg has been a director of Abbott since 1982. Mr. Smithburg retired from Quaker Oats in October 1997. Mr. Smithburg joined Quaker Oats in 1966 and became president and chief executive officer in 1981, and chairman and chief executive officer in 1983 and also served as president from November 1990 to January 1993 and again from November 1995. Mr. Smithburg was elected to the Quaker board in 1978 and served on its executive committee until he retired. He is a director of Smurfit-Stone Container Corporation, Northern Trust Corporation, and Corning Incorporated. He is a member of the board of trustees of Northwestern University. Mr. Smithburg earned a B.S. degree from DePaul University and an M.B.A. degree from Northwestern University.

Glenn F. Tilton	Mr. Tilton has been a director of Abbott since 2007. Mr. Tilton has been chairman, president and chief executive officer of UAL Corporation and United Air Lines, Inc., a wholly-owned subsidiary of UAL Corporation, since September 2002. From October 2001 to August 2002, he served as vice chairman of ChevronTexaco Corporation (global energy). In addition, from May 2002 to September 2002 he served as non-executive chairman of Dynegy, Inc. (energy). From February to October 2001 he served as chairman and chief executive officer of Texaco Inc. (global energy). He previously served as president of Texaco's Global Business Unit.

Miles D. White	Mr. White has been a director of Abbott since 1998. He has served as chairman of the board and chief executive officer of Abbott since 1999. He served as an executive vice president of Abbott from 1998 to 1999, as senior vice president, diagnostics operations from 1994 to 1998, and as vice president, diagnostics systems operations from 1993 to 1994. Mr. White joined Abbott in 1984. He received both his bachelor's degree in mechanical engineering and M.B.A. degree from Stanford University. He serves on the board of trustees of The Culver Educational Foundation, The Field Museum in Chicago, and Northwestern University. He serves as a director of Motorola Inc.

Richard W. Ashley	Mr. Ashley serves as Executive Vice President, Corporate Development, a position he has held since 2004. He was elected as a corporate officer in 2004.

Olivier Bohuon	Mr. Bohuon serves as Senior Vice President, International Pharmaceuticals. From 2006 to 2008, he served as Senior Vice President, International Operations. Mr. Bohuon previously served as Vice President, European Operations and has been a corporate officer since 2003. He is a citizen of France.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
John M. Capek	Mr. Capek serves as Executive Vice President, Medical Devices, a position he has held since 2007. Mr. Capek previously served as Senior Vice President, Abbott Vascular from 2006 to 2007 and Vice President, Abbott Vascular in 2006. He served as President, Guidant Vascular Intervention from 2005 to 2006 and Vice President and General Manager, Bioabsorbable Vascular Solutions (a subsidiary of Guidant Corporation) from 2004 to 2005. He has been a corporate officer since 2006.

Thomas F. Chen	Mr. Chen serves as Senior Vice President, International Nutrition. From 2006 to 2008, he served as Senior Vice President, Nutrition International Operations. He previously served as Vice President, Nutrition International, Asia and Latin America from 2005 to 2006 and Vice President, Nutrition International, Asia, Canada, Latin America during 2005. He served as Vice President, Abbott International, Pacific/Asia/Africa from 2004 to 2005. Mr. Chen was elected as a corporate officer in 1998.

Thomas C. Freyman	Mr. Freyman serves as Executive Vice President, Finance and Chief Financial Officer, a position he has held since 2004. Mr. Freyman was elected as a corporate officer in 1991.

Stephen R. Fussell	Mr. Fussell serves as Senior Vice President, Human Resources, a position he has held since 2005. From 2004 to 2005, he served as Vice President, Compensation and Development. Mr. Fussell was elected as a corporate officer in 1999.

Robert B. Hance	Mr. Hance serves as Senior Vice President, Vascular. He previously served as Senior Vice President, Diabetes Care Operations from 2006 to 2008. For a period of time in 2006, he served as Vice President and President, Vascular Solutions. From 2004 to 2006, Mr. Hance served as Vice President and President, Abbott Vascular Devices. He was elected as a corporate officer in 1999.

John C. Landgraf	Mr. Landgraf serves as Senior Vice President, Pharmaceuticals, Manufacturing and Supply. He previously served as Senior Vice President, Global Pharmaceutical Manufacturing and Supply from 2004 to 2008. During 2004, he served as Vice President, Quality Assurance and Compliance, Medical Products Group. Mr. Landgraf was elected as a corporate officer in 2000.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Holger A. Liepmann	Mr. Liepmann serves as Executive Vice President, Nutritional Products. He previously served as Executive Vice President, Global Nutrition from 2006 to 2008. For a period of time in 2006, Mr. Liepmann served as Executive Vice President, Pharmaceutical Products Group. From 2004 to 2006, he served as Senior Vice President, International Operations. During 2004, he served as Vice President, Japan Operations, Abbott International Division. Mr. Liepmann was elected as a corporate officer in 2001.

Greg W. Linder	Mr. Linder serves as Vice President and Controller, a position he has held since 2004. He was elected as a corporate officer in 1999.

Heather L. Mason	Ms. Mason serves as Senior Vice President, Diabetes Care. She previously served as Vice President, Latin America Pharmaceuticals from 2007 to 2008. From 2005 to 2007, she served as Vice President, International Marketing and from 2004 to 2005, she served as Vice President, Specialty Operations. Ms. Mason was elected as a corporate officer in 2001.

Edward L. Michael	Mr. Michael serves as Executive Vice President, Diagnostic Products. He previously served as Executive Vice President, Diagnostics from 2007 to 2008. For a period of time in 2007, Mr. Michael served as Senior Vice President, Medical Products. From 2004 to 2007, he served as Vice President and President, Molecular Diagnostics. He was elected as a corporate officer in 1997.

Donald V. Patton Jr.	Mr. Patton serves as Senior Vice President, U.S. Nutrition. During 2007, he served as Senior Vice President, Abbott Nutrition Products Division. From 2006 to 2007, he served as Vice President, Diagnostic Global Commercial Operations. From 2005 to 2006, he served as Vice President, Commercial Operations. Mr. Patton served as Vice President, International Marketing from 2004 to 2005. He was elected as a corporate officer in 2004.

Laura J. Schumacher	Ms. Schumacher serves as Executive Vice President, General Counsel and Secretary. From 2005 to 2007, she served as Senior Vice President, Secretary and General Counsel. From 2004 to 2005 she served as Vice President, Secretary and Deputy General Counsel. Ms. Schumacher was elected as a corporate officer in 2003.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Mary T. Szela	Ms. Szela serves as Senior Vice President, U.S. Pharmaceuticals. She previously served as Senior Vice President, Pharmaceutical Operations from 2007 to 2008. During 2006, she served as Vice President, Commercial Pharmaceutical Operations. She served as Vice President, Pharmaceutical Products, Primary Care Operations from 2004 to 2006. Ms. Szela was elected as a corporate officer in 2001.

James L. Tyree	Mr. Tyree serves as Executive Vice President, Pharmaceutical Products. He previously served as Executive Vice President, Pharmaceutical Products Group from 2007 to 2008. From 2006 to 2007, he served as Senior Vice President, Pharmaceutical Operations. During 2006, he served as Senior Vice President, Global Nutrition. Mr. Tyree served as Senior Vice President, Nutrition International Operations from 2005 to 2006. From 2004 to 2005, he served as Vice President, Global Licensing/New Business Development. Mr. Tyree was elected as a corporate officer in 2001.

Michael J. Warmuth	Mr. Warmuth serves as Senior Vice President, Diagnostics. During 2008, he served as Vice President, Hematology Diagnostics. He previously served as Vice President, Global Engineering Services from 2007 to 2008. From 2006 to 2007, Mr. Warmuth served as Divisional Vice President, Global Engineering Services and from 2004 to 2006, he served as Divisional Vice President of Quality, Global Pharmaceutical Operations. Mr. Warmuth was elected as a corporate officer in 2007.

 Directors and Executive Officers of Rainforest Acquisition Inc.

        The following table sets forth the name, present principal occupation or employment, and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Rainforest Acquisition Inc., a wholly-owned subsidiary of Abbott Laboratories. Unless otherwise indicated below, the current business address of each of these individuals is 100 Abbott Park Road, Abbott Park, Illinois 60064-6400, and the current business phone number of each of these individuals is (847) 937-6100. Unless otherwise indicated, each of these individuals is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Thomas C. Freyman	Mr. Freyman has been a director of Rainforest Acquisition Inc. since 2009 and serves as its President. Mr. Freyman also serves as Executive Vice President, Finance and Chief Financial Officer of Abbott Laboratories, a position he has held from 2004 to the present. Mr. Freyman was elected as a corporate officer of Abbott Laboratories in 1991.

        Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, Certificates and any other required documents should be sent or delivered by each stockholder of AMO or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Overnight Courier:
Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

        You may direct questions and requests for assistance to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at Abbott's expense. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, New York 10038
Banks and Brokerage Firms, Please Call:
(212) 440-9800
Stockholders and All Others Call Toll-Free:
(866) 873-6989

The Dealer Manager for the Offer is:

MORGAN STANLEY

1585 Broadway
New York, New York 10036
Toll-Free: (866) 880-5071
Collect: (212) 761-3001

QuickLinks

  EXHIBIT (a)(1)(A)
SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER
Schedule I Directors and Executive Officers of Abbott Laboratories
Directors and Executive Officers of Rainforest Acquisition Inc.